The Post
**Boston, MA**



# Earnings Release and Supplemental Report

**First Quarter 2020**



Hayden Research Campus
**Lexington, MA**

TABLE OF

# Contents

# Healthpeak Properties<sup>TM</sup> Reports First Quarter 2020 Results

IRVINE, CA, May 5, 2020 -- Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the first quarter ended March 31, 2020. For the quarter, we generated net income of $0.54 per share, NAREIT FFO of $0.34 per share, FFO as Adjusted of $0.45 per share and blended Total Same-Store Portfolio Cash NOI growth of 2.0%.

**FIRST QUARTER 2020 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS**

– The COVID-19 pandemic continues to evolve rapidly. In order to provide some visibility of the impact of COVID-19 on Healthpeak, we have included some of our key operating metrics through April 2020 in this release and a framework to assess the potential financial impacts of the pandemic on pages 42 and 43 in the First Quarter 2020 Supplemental Report.

– Balance sheet and liquidity:

  • In March 2020, settled remaining outstanding equity forward contracts for proceeds of approximately $1.06 billion, bringing total liquidity as of April 30 to $3.0 billion with full availability on Healthpeak's $2.5 billion revolving credit facility and approximately $500 million of cash and cash equivalents.

  • Reduced Net Debt to Adjusted EBITDAre to 4.8x as of March 31, 2020.

  • Received rating affirmations from Fitch (BBB+, stable outlook) and Moody's (Baa1, revised outlook to negative).

– Transactions:

  • In January 2020, closed on the previously announced transactions with Brookdale Senior Living ("Brookdale") related to the acquisition of Brookdale's 51% interest in 13 CCRCs for $641 million (which includes payment of a $100 million management termination fee) and the sale of the 18-property triple-net portfolio for $405 million.

  • In April 2020, closed on the previously announced $320 million life science acquisition of The Post, a 426,000 square foot life science property located within the Route 128 submarket of Boston, Massachusetts. The stabilized cash and GAAP capitalization rates are 5.1% and 6.5%, respectively.

  • In April 2020, the tenant exercised its purchase option to acquire the three Frost Street medical office buildings in San Diego, CA for proceeds of approximately $106 million, representing a cash capitalization rate of 6.0%. Healthpeak received a non-refundable deposit of approximately $5 million and will also receive an early lease termination fee of $1.1 million. The transaction is expected to close in the second quarter of 2020.

  • In February 2020, the tenant closed its purchase option on the North Fulton hospital generating proceeds of approximately $82 million, representing a cash capitalization rate of 10%.

– Development additions and completions:

  • Added an on-campus Class A medical office building to Healthpeak's development program with HCA Healthcare. The 116,500 square foot five-story building will be located on the Woman's Hospital of Texas campus in Houston, TX. The $35 million development will expand the Woman's Hospital of Texas campus and will complement Healthpeak's existing One Fannin medical office building located adjacent to the development site. The project is 36% pre-leased by HCA with another 27% well into negotiations with third party tenants.

  • Delivered Phase IV of The Cove, representing 164,000 square feet that is 100% leased. The delivery of Phase IV completes the construction of this one million square foot Class A life science campus in South San Francisco.

  • Delivered the first building at Phase I of The Shore at Sierra Point in South San Francisco, representing 130,000 square feet that is 100% leased.

  • Delivered a 28,000 square foot life science amenity building in San Diego that is 100% leased and is part of the larger three-property, 252,000 square foot Sorrento Summit life science campus.

– Development leasing:

  • In March 2020, as previously announced, signed a 32,000 square foot long-term lease at our 75 Hayden development project in Boston, Massachusetts, bringing year to date leasing at 75 Hayden to 154,000 square feet. The 214,000 square foot Class A development project is expected to be delivered in the fourth quarter and is now 72% pre-leased.

  • In January 2020, as previously announced, executed a long-term lease with Janssen BioPharma, Inc., part of the Johnson & Johnson Family of Companies, for approximately 60% of Phase II of The Shore at Sierra Point.

– Reporting Updates:

  • Beginning this first quarter of 2020, we report segment information inclusive of our share of unconsolidated joint ventures and exclusive of our partners' noncontrolling interest share of consolidated joint ventures. Accordingly, certain metrics reported for the quarter ended March 31, 2020, including Cash NOI, are now presented at Healthpeak's pro-rata share. Metrics reported for comparative periods have also been recast to conform with current period presentation.

– Maintained quarterly common stock cash dividend of $0.37 per share to be paid on May 19, 2020, to stockholders of record as of the close of business on May 8, 2020.

– Named to S&P Global's Sustainability Yearbook for the fifth consecutive year.

### FIRST QUARTER COMPARISON

| (in thousands, except per share amounts) | Three Months Ended March 31, 2020 | | Three Months Ended March 31, 2019 | |
|---|---|---|---|---|
| | Amount | Per Share | Amount | Per Share |
| Net income (loss), diluted | $ 279,979 | $ 0.54 | $ 61,029 | $ 0.13 |
| NAREIT FFO, diluted | 173,186 | 0.34 | 207,831 | 0.43 |
| FFO as Adjusted, diluted | 228,562 | 0.45 | 213,805 | 0.44 |
| AFFO, diluted | 209,214 | | 193,265 | |

NAREIT FFO, FFO as Adjusted, AFFO, SS Cash NOI, Net Debt and Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "March 31, 2020 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

### SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month SS Cash NOI growth:

**Year-Over-Year Total SS Portfolio Cash NOI Growth**

| | % of SS | Three Month |
|---|---|---|
| Medical office | 42.3% | 2.0% |
| Life science | 31.9% | 3.1% |
| Senior housing[1] | 20.2% | (0.1%) |
| Other non-reportable segments ("Other") | 5.6% | 4.2% |
| **Total Portfolio[1]** | **100.0%** | **2.0%** |

(1)   Same-Store year-over-year three-month Portfolio Cash NOI growth includes identifiable COVID-19 expenses of $0.6 million in the SHOP portfolio. Exclusive of these costs, SHOP, Total Senior Housing, and Total Same-Store Portfolio Cash NOI year-over-year growth would have been 0.0%, 1.4%, and 2.3%, respectively.  The change in our SS policy for transitions, which was announced in the Financial Reporting Updates section of our 4Q19 Earnings Release and Supplemental Report, had no impact on 1Q reported growth rates.

## APRIL 2020 PRELIMINARY UPDATES

April 2020 data based on preliminary information and is subject to change. (SF = square feet)

| Indicator | As of, or for the month ended, April 30, 2020 | Commentary |
| --- | --- | --- |
| **LIFE SCIENCE** | | |
| Occupancy | 94.7% | Up 40 bps since March 31 |
| April Leasing | 61,000 SF of executed leases (includes 19,000 SF of new leasing) | Year-to-date ahead of original expectations |
| Letters of Intent | 370,000 SF of executed LOIs in lease documentation (includes 290,000 SF of new leasing) | New leasing commitments largely driven by existing tenants looking to expand |
| April Rent Payments | 97% received | Collections to date in-line with historical experience |
| Rent Relief Requests | No material deferrals granted | ~25 inquiries (5% of ABR) - reviewing on a case-by-case basis |
| **MEDICAL OFFICE** | | |
| Occupancy | 91.3% | Up 10 bps since March 31 |
| April Leasing | 324,000 SF of executed leases (includes 53,000 SF of new leasing) | Year-to-date ahead of original expectations |
| Letters of Intent | 630,000 SF of executed LOIs in lease documentation (includes 140,000 SF of new leasing) | Slightly lower than average LOIs in documentation phase |
| April Rent Payments | 95% received | Collections to date in-line with historical experience |
| Rent Relief Requests | Approved 386 tenants for rent deferrals (~$4.4M of monthly rent) | Rent deferral program for non-health system / non-hospital tenants, subject to conditions |
| **SENIOR HOUSING: SHOP[1]** | | |
| Occupancy | 82.2% | Month-over-month occupancy declined 300 bps |
| Move-ins | Declined 73% in April 2020 vs. April 2019 | Driven by shelter-in-place and reduced in-person tours |
| Move-outs | Increased 22% in April 2020 vs. April 2019 | Driven by involuntary move-outs. Could return to normal run rates as infections slow |
| Leads | Declined 50% in April 2020 vs. April 2019 | Operators are prioritizing digital marketing platforms |
| Tours | Declined 50% in April 2020 vs. April 2019 | Tours in April 2020 were all virtual / digital |
| **SENIOR HOUSING: CCRC[1][2][3]** | | |
| Occupancy | 82.4% | Month-over-month occupancy declined 65 bps in AL/IL/MC and 1,620 bps in skilled nursing for a combined total of 320 bps |
| Move-ins | Declined 89% in April 2020 vs. April 2019 | Driven by shelter-in-place and reduced in-person tours |
| Move-outs | Declined 22% in April 2020 vs. April 2019 | Driven by lower voluntary move-outs |
| Leads | Declined 52% in April 2020 vs. April 2019 | Operators are prioritizing digital marketing platforms |
| Tours | Declined 45% in April 2020 vs. April 2019 | Tours in April 2020 were all virtual / digital |
| **SENIOR HOUSING: NNN Tenant Updates** | | |
| April Rent Payments | 97% received | |
| Capital Senior Living | Paid 75% of April rent on the master lease that matures in October 2020. In ongoing discussions regarding rent payments through maturity. The monthly rent is approximately $0.9M. As previously disclosed, Healthpeak expects to sell these properties as soon as market conditions permit. | |
| Harbor Retirement Associates | Requested a rent deferral and Healthpeak is currently evaluating the request. The monthly rent is approximately $1.2M and was paid in full in April. | |
| **SENIOR HOUSING: Known COVID-19 Positive Cases** | | |
| Based on the daily reports Healthpeak receives from its operators across 222 properties, as of April 30, 2020, Healthpeak had 54 properties managed by 13 different operators with confirmed resident COVID-19 cases, and 31 of those affected properties had experienced resident deaths. | | |
| **HOSPITALS** | | |
| April Rent Payments | 96% received | Slightly lower than normal due to a tenant waiting on stimulus payment |

(1)   Properties that are held for sale, in redevelopment or in development are excluded from reporting statistics.

(2)   Move-in and move-out data exclude skilled nursing beds in our CCRC portfolio given the Medicare residents usually have lengths of stay of 30 days or less.

(3)   Skilled nursing units in our CCRC portfolio received $10M of Coronavirus Aid, Relief, and Economic Security ("CARES") Act funding in April. This represents pro rata funding provided to all Medicare providers, not a program applied for.

## 2020 GUIDANCE UPDATE

In March 2020, Healthpeak withdrew previously provided guidance due to uncertainty related to the COVID-19 pandemic. Please see pages 42 and 43 in the First Quarter 2020 Supplemental Report for more information.

## COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, May 6, 2020, at 9:00 a.m. Pacific Time (12:00 p.m. Eastern Time) to present its performance and operating results for the first quarter ended March 31, 2020. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (International). The conference ID number is 9192903. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through May 6, 2021, and a telephonic replay can be accessed through May 20, 2020, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (International) and entering conference ID number 10142114. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

## ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Senior Housing and Medical Office, designed to provide stability through the inevitable industry cycles.  At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

## FORWARD-LOOKING STATEMENTS

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof.  Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, leasing activity, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) statements regarding the impact of the COVID-19 pandemic on our business, financial condition and results of operations.  Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations.  While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained.  Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict.  These risks and uncertainties include, but are not limited to: the severity and duration of the COVID-19 pandemic; actions that may be taken by governmental authorities to contain the COVID-19 outbreak or to treat its impact; the impact of the COVID-19 pandemic and health and safety measures taken to reduce the spread; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; the imposition of laws or regulations prohibiting the eviction of our tenants, including new governmental efforts in response to COVID-19; the financial condition of our existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; our concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries; the effect on us and our tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses, including as a result of hurricanes, earthquakes and other natural disasters, pandemics such as COVID-19, acts of war and/or terrorism and other events that may cause such losses and/or performance declines by us or our tenants and operators; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; our or our counterparties' ability to fulfill obligations, such as financing conditions and/or regulatory approval requirements, required to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; our ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations, of our tenants and operators; our ability to foreclose on collateral securing our real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including the ongoing economic downturn, volatility in the financial markets and high unemployment rates; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel;  our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; our ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.  Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

## CONTACT

Barbat Rodgers
Senior Director – Investor Relations
949-407-0400

# Healthpeak Properties, Inc.
**Consolidated Balance Sheets**
In thousands, except share and per share data
(unaudited)

| | March 31, 2020 | December 31, 2019 |
|---|---|---|
| **Assets** | | |
| Real estate: | | |
| Buildings and improvements | $ 12,720,111 | $ 11,120,039 |
| Development costs and construction in progress | 588,343 | 692,336 |
| Land | 2,114,024 | 1,992,602 |
| Accumulated depreciation and amortization | (2,840,632) | (2,771,922) |
| Net real estate | 12,581,846 | 11,033,055 |
| Net investment in direct financing leases | 44,706 | 84,604 |
| Loans receivable, net of reserves of $9,314 and $0 | 220,652 | 190,579 |
| Investments in and advances to unconsolidated joint ventures | 479,900 | 825,515 |
| Accounts receivable, net of allowance of $8,594 and $4,565 | 85,037 | 59,417 |
| Cash and cash equivalents | 783,542 | 144,232 |
| Restricted cash | 106,557 | 40,425 |
| Intangible assets, net | 550,348 | 331,693 |
| Assets held for sale, net | 271,861 | 504,394 |
| Right-of-use asset, net | 171,843 | 172,486 |
| Other assets, net | 776,387 | 646,491 |
| **Total assets** | $ 16,072,679 | $ 14,032,891 |
| | | |
| **Liabilities and Equity** | | |
| Bank line of credit and commercial paper | $ — | $ 93,000 |
| Term loan | 249,002 | 248,942 |
| Senior unsecured notes | 5,650,053 | 5,647,993 |
| Mortgage debt | 490,049 | 276,907 |
| Intangible liabilities, net | 72,137 | 74,991 |
| Liabilities of assets held for sale, net | 31,724 | 36,369 |
| Lease liability | 156,808 | 156,611 |
| Accounts payable, accrued liabilities, and other liabilities | 856,031 | 540,924 |
| Deferred revenue | 753,432 | 289,680 |
| **Total liabilities** | 8,259,236 | 7,365,417 |
| | | |
| Commitments and contingencies | | |
| Common stock, $1.00 par value: 750,000,000 shares authorized; 538,135,188 and 505,221,643 shares issued and outstanding | 538,135 | 505,222 |
| Additional paid-in capital | 10,213,011 | 9,183,892 |
| Cumulative dividends in excess of earnings | (3,512,143) | (3,601,199) |
| Accumulated other comprehensive income (loss) | (2,495) | (2,857) |
| Total stockholders' equity | 7,236,508 | 6,085,058 |
| | | |
| Joint venture partners | 373,495 | 378,061 |
| Non-managing member unitholders | 203,440 | 204,355 |
| Total noncontrolling interests | 576,935 | 582,416 |
| | | |
| **Total equity** | 7,813,443 | 6,667,474 |
| | | |
| **Total liabilities and equity** | $ 16,072,679 | $ 14,032,891 |

# Healthpeak Properties, Inc.
**Consolidated Statements of Operations**
In thousands, except per share data
(unaudited)

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | **2020** | **2019** |
| **Revenues:** | | |
| Rental and related revenues | $ 314,688 | $ 294,222 |
| Resident fees and services | 263,505 | 126,695 |
| Income from direct financing leases | 3,269 | 13,524 |
| Interest income | 3,688 | 1,713 |
| Total revenues | 585,150 | 436,154 |
| **Costs and expenses:** | | |
| Interest expense | 58,376 | 49,327 |
| Depreciation and amortization | 189,276 | 131,951 |
| Operating | 376,013 | 168,927 |
| General and administrative | 22,349 | 21,355 |
| Transaction costs | 14,848 | 4,518 |
| Impairments and loan loss reserves (recoveries), net | 39,123 | 8,858 |
| Total costs and expenses | 699,985 | 384,936 |
| **Other income (expense):** | | |
| Gain (loss) on sales of real estate, net | 164,869 | 8,044 |
| Loss on debt extinguishments | 833 | — |
| Other income (expense), net | 210,608 | 3,133 |
| Total other income (expense), net | 376,310 | 11,177 |
| **Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures** | 261,475 | 62,395 |
| Income tax benefit (expense) | 33,044 | 3,458 |
| Equity income (loss) from unconsolidated joint ventures | (11,979) | (863) |
| **Net income (loss)** | **282,540** | **64,990** |
| Noncontrolling interests' share in earnings | (3,460) | (3,520) |
| **Net income (loss) attributable to Healthpeak Properties, Inc.** | **279,080** | **61,470** |
| Participating securities' share in earnings | (1,616) | (441) |
| **Net income (loss) applicable to common shares** | **$ 277,464** | **$ 61,029** |
| | | |
| **Earnings per common share:** | | |
| Basic | $ 0.55 | $ 0.13 |
| Diluted | $ 0.54 | $ 0.13 |
| | | |
| **Weighted average shares outstanding:** | | |
| Basic | 506,476 | 477,766 |
| Diluted | 515,045 | 479,131 |

# Healthpeak Properties, Inc.

**Funds From Operations**
In thousands, except per share data
(unaudited)

| | Three Months Ended March 31, | | | |
|---|---|---|---|---|
| | **2020** | | **2019** | |
| **Net income (loss) applicable to common shares** | $ | 277,464 | $ | 61,029 |
| Real estate related depreciation and amortization | | 189,276 | | 131,951 |
| Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures | | 29,610 | | 15,077 |
| Noncontrolling interests' share of real estate related depreciation and amortization | | (4,852) | | (4,920) |
| Other real estate-related depreciation and amortization | | 1,237 | | 2,085 |
| Loss (gain) on sales of real estate, net | | (164,869) | | (8,044) |
| Healthpeak's share of loss (gain) on sales of real estate, net, from unconsolidated joint ventures | | (7,729) | | — |
| Loss (gain) upon change of control, net[1] | | (167,434) | | — |
| Taxes associated with real estate dispositions | | (11,876) | | — |
| Impairments (recoveries) of depreciable real estate, net | | 30,722 | | 8,858 |
| NAREIT FFO applicable to common shares | | 171,549 | | 206,036 |
| Distributions on dilutive convertible units and other | | 1,637 | | 1,795 |
| **Diluted NAREIT FFO applicable to common shares** | $ | 173,186 | $ | 207,831 |
| **Diluted NAREIT FFO per common share** | $ | 0.34 | $ | 0.43 |
| Weighted average shares outstanding - diluted NAREIT FFO | | 513,123 | | 483,671 |
| Impact of adjustments to NAREIT FFO: | | | | |
| Transaction-related items[2] | $ | 92,379 | $ | 5,889 |
| Other impairments (recoveries) and other losses (gains), net[3] | | (33,306) | | — |
| Loss on debt extinguishments | | (833) | | — |
| Litigation costs (recoveries) | | 106 | | 128 |
| Foreign currency remeasurement losses (gains) | | 10 | | (28) |
| Tax rate legislation impact[4] | | (2,892) | | — |
| Total adjustments | | 55,464 | | 5,989 |
| FFO as Adjusted applicable to common shares | | 227,013 | | 212,025 |
| Distributions on dilutive convertible units and other | | 1,549 | | 1,780 |
| **Diluted FFO as Adjusted applicable to common shares** | $ | 228,562 | $ | 213,805 |
| **Diluted FFO as Adjusted per common share** | $ | 0.45 | $ | 0.44 |
| Weighted average shares outstanding - diluted FFO as Adjusted | | 513,123 | | 483,671 |

(1) For the three months ended March 31, 2020, relates to the gain on consolidation of 13 continuing care retirement communities in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. The gain upon change of control is included in other income (expense), net in the consolidated statements of operations.

(2) For the three months ended March 31, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to LCS, partially offset by the tax benefit recognized related to those expenses. The expense related to terminating the CCRC management agreements with Brookdale is included in operating expenses in the consolidated statement of operations for the three months ended March 31, 2020.

(3) For the three months ended March 31, 2020, includes the gain on sale of a hospital that was in a direct financing lease ("DFL"), partially offset by $8 million of additional reserves for loan losses under the new current expected credit losses accounting standard in accordance with ASC 326, *Financial Instruments – Credit Losses*. The $42 million gain on sale of the hospital that was in a DFL is included in other income (expense), net in the consolidated statement of operations for the three months ended March 31, 2020.

(4) For the three months ended March 31, 2020, represents the tax benefit of the CARES Act extending the net operating loss carryback period to five years.

# Healthpeak Properties, Inc.

**Adjusted Funds From Operations**
In thousands
(unaudited)

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2020 | 2019 |
| FFO as Adjusted applicable to common shares | $ 227,013 | $ 212,025 |
| Amortization of deferred compensation | 3,987 | 3,590 |
| Amortization of deferred financing costs | 2,582 | 2,699 |
| Straight-line rents | (6,229) | (6,246) |
| AFFO capital expenditures | (21,791) | (19,220) |
| Lease restructure payments | 291 | 288 |
| CCRC entrance fees[1] | — | 3,496 |
| Deferred income taxes[2] | 4,787 | (3,732) |
| Other AFFO adjustments[3] | (3,064) | (1,429) |
| AFFO applicable to common shares | 207,576 | 191,471 |
| Distributions on dilutive convertible units and other | 1,638 | 1,794 |
| **Diluted AFFO applicable to common shares** | $ 209,214 | $ 193,265 |
| Weighted average shares outstanding - diluted AFFO | 513,123 | 483,671 |

(1) In connection with the acquisition of the remaining 51% interest in the CCRC JV in January 2020, we consolidated the 13 communities in the CCRC JV and recorded the assets and liabilities at their acquisition date relative fair values, including the CCRC contract liabilities associated with previously collected non-refundable entrance fees. In conjunction with increasing those CCRC contract liabilities to their fair value, we concluded that we will no longer adjust for the timing difference between non-refundable entrance fees collected and amortized as we believe the amortization of these fees is a meaningful representation of how we satisfy the performance obligations of the fees. As such, upon consolidation of the CCRC assets, we no longer exclude the difference between CCRC entrance fees collected and amortized from the calculation of AFFO. For comparative periods presented, the adjustment continues to represent our 49% share of non-refundable entrance fees collected by the CCRC JV, net of reserves and net of CCRC JV entrance fee amortization.
(2) For the three months ended March 31, 2020, includes an $8 million current tax refund receivable due to the changes in tax legislation enacted under the CARES Act.
(3) Primarily includes our share of AFFO capital expenditures from unconsolidated joint ventures, partially offset by noncontrolling interests' share of AFFO capital expenditures from consolidated joint ventures.

# The Numbers
# Overview[1][2]

As of and for the quarter ended March 31, 2020, dollars, square feet, and shares in thousands, except per share data

| | 1Q20 |
|---|---|
| **Financial Metrics** | |
| Diluted earnings per common share | $0.54 |
| Diluted NAREIT FFO per common share | $0.34 |
| Diluted FFO as Adjusted per common share | $0.45 |
| Dividends per common share | $0.37 |
| Portfolio Real Estate Revenues | $620,426 |
| Portfolio NOI | $211,140 |
| Portfolio Cash NOI | $294,582 |
| Portfolio Income | $298,271 |

| | % of Total SS | 1Q20 |
|---|---|---|
| **Same-Store Cash NOI Growth** | | |
| Senior housing[3] | 20.2% | (0.1%) |
| Life science | 31.9% | 3.1% |
| Medical office | 42.3% | 2.0% |
| Other | 5.6% | 4.2% |
| **Total[3]** | **100.0%** | **2.0%** |

| | 1Q20 | | | 1Q20 |
|---|---|---|---|---|
| **Capitalization** | | | **Debt Ratios** | |
| Common stock outstanding and DownREIT units | 545,559 | | Financial Leverage | 33.2% |
| Total Market Equity | $13,011,582 | | Secured Debt Ratio | 3.1% |
| Enterprise Debt | $6,512,330 | | Net Debt to Adjusted EBITDAre | 4.8x |
| | | | Adjusted Fixed Charge Coverage | 4.4x |

| | Property Count | Capacity | | Occupancy[4] |
|---|---|---|---|---|
| **Portfolio Statistics** | | | | |
| Senior housing triple-net | 64 | 5,971 | Units | 86.7% |
| SHOP | 141 | 16,609 | Units | 85.7% |
| CCRC | 17 | 8,321 | Units | 86.2% |
| Life science | 134 | 8,588 | Sq. Ft. | 94.3% |
| Medical office | 269 | 21,069 | Sq. Ft. | 91.2% |
| Other[5] | 11 | N/A | | N/A |
| **Total** | **636** | N/A | | N/A |

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this report can be found at http://ir.healthpeak.com/quarterly-results. Totals throughout this Earnings Release and Supplemental Report may not add due to rounding.

(2) Consistent with the Financial Reporting Updates issued in our 4Q19 Earnings Release and Supplemental Report, we have changed segments, NOI, and other key performance metrics to be inclusive of unconsolidated JVs and exclusive of non-controlling interest in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures found at http://ir.healthpeak.com/quarterly-results for further information.

(3) Same-Store year-over-year three-month Portfolio Cash NOI growth includes identifiable COVID-19 expenses of $0.6 million in the SHOP portfolio. Exclusive of these costs, SHOP, Total Senior Housing, and Total Same-Store Portfolio Cash NOI year-over-year growth would have been 0.0%, 1.4%, and 2.3%, respectively. The change in our SS policy for transitions, which was announced in the Financial Reporting Updates section of our 4Q19 Earnings Release and Supplemental Report, had no impact on 1Q reported growth rates.

(4) Occupancy for Life science and Medical office is calculated as of the end of the period presented and is based on square feet. Occupancy for Senior housing is calculated on a three-month average and is based on units. Occupancy for Senior housing triple-net is one quarter in arrears, and SHOP and CCRC are based on the most recent three-months available.

(5) Our Other non-reportable segment consists of 10 hospitals and 1 other property.

# Portfolio Summary

As of and for the quarter ended March 31, 2020, dollars in thousands

| | Property Count | Weighted Average Age[1] | Portfolio Investment | Portfolio Income | Private Pay %[2] |
|---|---|---|---|---|---|
| **Property Portfolio** | | | | | |
| Senior housing triple-net | 64 | 18 | $ 1,035,192 | $ 29,255 | 92.8 |
| SHOP | 131 | 18 | 3,461,980 | 41,010 | 96.4 |
| CCRC | 17 | 29 | 2,205,032 | 30,469 | 80.9 |
| Life science | 123 | 15 | 5,523,943 | 94,367 | 100.0 |
| Medical office | 259 | 24 | 4,605,337 | 87,382 | 100.0 |
| Other | 11 | 22 | 255,374 | 12,099 | 69.3 |
| | **605** | **21** | **$ 17,086,859** | **$ 294,582** | **95.5** |
| | | | | | |
| **Developments** | | | | | |
| Life science | 8 | — | $ 358,904 | $ — | — |
| Medical office | 7 | — | 42,484 | — | — |
| | **15** | **—** | **$ 401,388** | **$ —** | **—** |
| | | | | | |
| **Redevelopments[3]** | | | | | |
| SHOP | 10 | — | $ 134,561 | $ — | — |
| Life science | 3 | — | 131,698 | — | — |
| Medical office | 3 | — | 9,925 | — | — |
| | **16** | **—** | **$ 276,184** | **$ —** | **—** |
| | | | | | |
| **Debt Investments** | | | | | |
| Other | — | — | $ 249,489 | $ 3,688 | — |
| | | | | | |
| **Total** | | | | | |
| Senior housing triple-net | 64 | 18 | $ 1,035,192 | $ 29,255 | 92.8 |
| SHOP | 141 | 18 | 3,596,542 | 41,010 | 96.4 |
| CCRC | 17 | 29 | 2,205,032 | 30,469 | 80.9 |
| Life science | 134 | 15 | 6,014,544 | 94,367 | 100.0 |
| Medical office | 269 | 24 | 4,657,747 | 87,382 | 100.0 |
| Other | 11 | 22 | 504,863 | 15,787 | 69.3 |
| | **636** | **21** | **$ 18,013,919** | **$ 298,271** | **95.5** |

**PORTFOLIO INCOME[4]**



$298.3M

SHOP 14%
Hospitals and Other 5%
CCRC 10%
Senior housing triple-net 10%
Medical office 29%
Life science 32%

(1) Age is weighted based on current quarter Portfolio Income excluding assets sold or held for sale.

(2) Self-pay and private insurance (including managed care) revenues as a percentage of total property revenues for the most recent trailing 12 months available, weighted based on current quarter Portfolio Income including assets sold in the quarter. Revenues for medical office buildings are considered 100% private pay.

(3) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Property Portfolio section above.

(4) Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio. Pro forma for recent activity, these percentages would be: SHOP 14.5%, CCRC 12.5%, Senior housing triple-net 7%, Life science 32%, Medical office 29%, and Other 5%, See page 24 for further information.

# Quarter NOI Summary

For the quarter ended March 31, 2020, dollars in thousands

## PORTFOLIO NOI SUMMARY

| | Portfolio NOI | | | SS NOI | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Portfolio Real Estate Revenues | Portfolio Operating Expenses | Portfolio NOI | SS Real Estate Revenues | SS Operating Expenses | SS NOI |
| Senior housing triple-net | $ 33,135 | $ (506) | $ 32,629 | $ 21,962 | $ (49) | $ 21,913 |
| SHOP | 196,188 | (155,709) | 40,479 | 60,792 | (42,740) | 18,052 |
| CCRC | 113,427 | (174,519) | (61,091) [1] | N/A | N/A | N/A |
| Total Senior housing | $ 342,751 | $ (330,734) | $ 12,017 | $ 82,754 | $ (42,789) | $ 39,965 |
| Life science | 128,831 | (30,184) | 98,647 | 82,551 | (19,292) | 63,259 |
| Medical office | 137,201 | (48,362) | 88,838 | 126,421 | (43,108) | 83,313 |
| Other | 11,643 | (5) | 11,638 | 10,412 | (5) | 10,407 |
| | $ 620,426 | $ (409,286) | $ 211,140 | $ 302,138 | $ (105,194) | $ 196,944 |

## PORTFOLIO CASH NOI SUMMARY

| | Portfolio Cash NOI | | | SS Cash NOI | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Portfolio Cash Real Estate Revenues | Portfolio Cash Operating Expenses | Portfolio Cash NOI | SS Cash Real Estate Revenues | SS Cash Operating Expenses | SS Cash NOI |
| Senior housing triple-net | $ 29,747 | $ (492) | $ 29,255 | $ 21,417 | $ (35) | $ 21,382 |
| SHOP | 196,737 | (155,727) | 41,010 | 60,665 | (42,727) | 17,938 |
| CCRC | 113,250 | (82,781) | 30,469 | N/A | N/A | N/A |
| Total Senior housing | $ 339,734 | $ (239,000) | $ 100,734 | $ 82,082 | $ (42,762) | $ 39,320 |
| Life science | 124,538 | (30,171) | 94,367 | 81,156 | (19,279) | 61,878 |
| Medical office | 135,097 | (47,715) | 87,382 | 124,566 | (42,467) | 82,099 |
| Other | 12,104 | (5) | 12,099 | 10,873 | (5) | 10,868 |
| | $ 611,474 | $ (316,891) | $ 294,582 | $ 298,677 | $ (104,513) | $ 194,165 |

## THREE-MONTH SS

| | Property Count | % of Total SS based on SS Cash NOI | SS % of Segment based on Portfolio Cash NOI | Year-Over-Year | | | | Sequential | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | Occupancy | | Growth | | Occupancy | | Growth | |
| | | | | 1Q20 | 1Q19 | SS NOI | SS Cash NOI | 1Q20 | 4Q19 | SS NOI | SS Cash NOI |
| Senior housing triple-net | 52 | 11% | 73% | 86.7% | 88.2% | 8.7 % | 2.6% | 86.7% | 86.3% | (1.9%) | 0.6% |
| SHOP | 50 | 9% | 44% | 87.0% | 87.0% | (0.8%) | (3.2%) [2] | 87.0% | 87.9% | 4.0% | 3.9% |
| Total Senior housing | 102 | 20% | 39% | | | 4.2 % | (0.1%) [2] | | | 0.7% | 2.1% |
| Life science | 95 | 32% | 66% | 95.1% | 96.9% | 2.5 % | 3.1% | 95.1% | 95.5% | 2.5% | 0.5% |
| Medical office | 252 | 42% | 94% | 91.6% | 92.1% | 1.2 % | 2.0% | 91.6% | 92.2% | 0.9% | 1.0% |
| Other | 11 | 6% | 90% | 50.2% | 49.8% | 1.6 % | 4.2% | 50.2% | 50.5% | 1.7% | 1.6% |
| Total | 460 | 100% | 66% | | | 2.3 % | 2.0% [2] | | | 1.4% | 1.1% |

(1) Includes the management termination fee related to transitioning thirteen CCRCs from Brookdale to Life Care Services.
(2) Same-Store year-over-year three-month Portfolio Cash NOI growth includes identifiable COVID-19 expenses of $0.6 million in the SHOP portfolio. Exclusive of these costs, SHOP, Total Senior Housing, and Total Same-Store Portfolio Cash NOI year-over-year growth would have been 0.0%, 1.4%, and 2.3%, respectively. The change in our SS policy for transitions, which was announced in the Financial Reporting Updates section of our 4Q19 Earnings Release and Supplemental Report, had no impact on 1Q reported growth rates.

# Property Count Reconciliations

As of March 31, 2020

**PROPERTY COUNT RECONCILIATION**

| | Senior Housing Triple-net | SHOP | CCRC | Life Science | Medical Office | Other | Total |
|---|---|---|---|---|---|---|---|
| **Prior Quarter Total Property Count** | 90 | 115 | — | 134 | 267 | 59 | 665 |
| Policy change to include unconsolidated JVs within segments | — | 28 | 2 | — | 3 | (33) | — |
| Assets sold | (18) | (7) | — | — | (1) | (3) | (29) |
| Segment conversions | (8) | 5 | 15 | — | — | (12) | — |
| **Current Quarter Total Property Count** | 64 | 141 | 17 | 134 | 269 | 11 | 636 |
| Acquisitions | — | (17) | — | (9) | (1) | — | (27) |
| Assets in Development | — | — | — | (8) | (7) | — | (15) |
| Completed Developments - not Stabilized | — | (2) | — | (7) | (1) | — | (10) |
| Assets in Redevelopment | — | (10) | — | (3) | (3) | — | (16) |
| Completed Redevelopments - not Stabilized | — | — | — | (8) | (3) | — | (11) |
| Assets held for sale | (9) | (27) | (2) | — | (2) | — | (40) |
| Segment conversions[1] | (3) | (35) | (15) | — | — | — | (53) |
| Significant tenant relocation[2] | — | — | — | (3) | — | — | (3) |
| Assets impacted by casualty event | — | — | — | (1) | — | — | (1) |
| **Three-Month SS Property Count** | 52 | 50 | — | 95 | 252 | 11 | 460 |

**SEQUENTIAL SS**

| | Senior Housing Triple-net | SHOP | CCRC | Life Science | Medical Office | Other | Total |
|---|---|---|---|---|---|---|---|
| **Prior Quarter Three-Month SS Property Count** | 59 | 29 | — | 96 | 249 | 11 | 444 |
| Policy change to include unconsolidated JVs within segments | — | 22 | — | — | 3 | — | 25 |
| Acquisitions | — | 1 | — | 1 | — | — | 2 |
| Assets in Redevelopment | — | (1) | — | (1) | — | — | (2) |
| Prior Development/Redevelopment now Stabilized | — | — | — | 1 | 1 | — | 2 |
| Significant tenant relocation[2] | — | — | — | (2) | — | — | (2) |
| Assets held for sale | — | (1) | — | — | (1) | — | (2) |
| Assets sold | — | — | — | — | — | (1) | (1) |
| Segment conversions[1] | (7) | — | — | — | — | 1 | (6) |
| **Current Quarter Three-Month SS Property Count** | 52 | 50 | — | 95 | 252 | 11 | 460 |

(1)  Senior housing triple-net represents properties for which an agreement has been reached to convert to SHOP but have not yet closed.
(2)  Life science assets removed from Same-Store due to significant tenant relocations from buildings that were in Same-Store to buildings that are not in Same-Store, where the relocation results in increased revenues to the company.

# Capitalization

Dollars and shares in thousands, except price per share data

**TOTAL CAPITALIZATION**

| | March 31, 2020 | | | | |
|---|---|---|---|---|---|
| | **Shares** | | **Value** | | **Total Value** |
| Common stock (NYSE: PEAK) | 538,135 | $ | 23.85 | $ | 12,834,520 |
| Convertible partnership (DownREIT) units | 7,424 | | 23.85 | | 177,062 |
| **Total Market Equity** | **545,559** | | | $ | **13,011,582** |
| Consolidated Debt | | | | | 6,416,941 |
| **Total Market Equity and Consolidated Debt** | **545,559** | | | $ | **19,428,523** |
| Share of unconsolidated JV debt | | | | | 95,389 |
| **Total Market Equity and Enterprise Debt** | **545,559** | | | $ | **19,523,912** |

**COMMON STOCK AND EQUIVALENTS**

| | | Weighted Average Shares | | | |
|---|---|---|---|---|---|
| | | Three Months Ended March 31, 2020 | | | |
| | **Shares Outstanding March 31, 2020** | **Diluted EPS** | **Diluted NAREIT FFO** | **Diluted FFO as Adjusted** | **Diluted AFFO** |
| Common stock | 538,135 | 506,476 | 506,476 | 506,476 | 506,476 |
| Common stock equivalent securities: | | | | | |
| Restricted stock units[1] | 1,779 | 317 | 317 | 317 | 317 |
| Dilutive impact of options | 1 | 1 | 1 | 1 | 1 |
| Equity forward agreements[2] | — | 808 | 808 | 808 | 808 |
| Convertible partnership (DownREIT) units | 7,424 | 7,443 | 5,521 | 5,521 | 5,521 |
| **Total common stock and equivalents** | **547,339** | **515,045** | **513,123** | **513,123** | **513,123** |

(1)  The weighted average shares represent the current dilutive impact, using the treasury stock method, of 1.8 million restricted stock units outstanding as of March 31, 2020.
(2)  Represents the current dilutive impact of 32.5 million weighted average shares of common stock under forward sales agreements that were unsettled during a portion of the three months ended March 31, 2020. As of March 31, 2020 all shares under forward sales agreements were settled and are included in our common stock as of March 31, 2020.

# Indebtedness and Ratios

As of March 31, 2020, dollars in thousands

**DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)**

| | Bank LOC & Commercial Paper[1] | Term Loan[2] | Senior Unsecured Notes Amounts | Rates %[3] | Mortgage Debt Amounts | Rates %[3] | Consolidated Debt | Share of Unconsolidated JV Debt Amounts[4] | Rates %[3] | Enterprise Debt Amounts | Rates %[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 2020 | $ — | $ — | $ — | — | $ 6,202 | 5.08 | $ 6,202 | $ 10,471 | 4.24 | $ 16,673 | 4.24 |
| 2021 | — | — | — | — | 16,165 | 5.26 | 16,165 | 46,214 | 4.05 | 62,379 | 4.31 |
| 2022 | — | — | 300,000 | 3.37 | 8,417 | — | 308,417 | 14,703 | 4.44 | 323,120 | 3.46 |
| 2023 | — | — | 550,000 | 4.37 | 93,609 | 3.80 | 643,609 | 3,205 | 3.96 | 646,814 | 4.29 |
| 2024 | — | 250,000 | 1,150,000 | 4.17 | 6,939 | — | 1,406,939 | 87 | — | 1,407,026 | 3.78 |
| 2025 | — | — | 1,350,000 | 3.93 | 7,287 | — | 1,357,287 | 18,063 | 3.87 | 1,375,350 | 3.93 |
| 2026 | — | — | 650,000 | 3.39 | 106,687 | 3.51 | 756,687 | 94 | — | 756,781 | 3.41 |
| 2027 | — | — | — | — | 36,457 | 4.21 | 36,457 | 97 | — | 36,554 | 4.21 |
| 2028 | — | — | — | — | 70,020 | 3.87 | 70,020 | 102 | — | 70,122 | 3.87 |
| 2029 | — | — | 650,000 | 3.65 | 2,371 | — | 652,371 | 105 | — | 652,476 | 3.65 |
| Thereafter | — | — | 1,050,000 | 4.20 | 118,103 | 4.18 | 1,168,103 | 2,603 | 3.90 | 1,170,706 | 4.20 |
| | $ — | $ 250,000 | $ 5,700,000 | | $ 472,257 | | $ 6,422,257 | $ 95,744 | | $ 6,518,001 | |
| (Discounts), premium and debt costs, net | — | (998) | (49,947) | | 17,792 | | (33,153) | (355) | | (33,508) | |
| | $ — | $ 249,002 | $ 5,650,053 | | $ 490,049 | | $ 6,389,104 | $ 95,389 | | $ 6,484,493 | |
| Mortgage debt on assets held for sale[5] | — | — | — | | 27,837 | | 27,837 | — | | 27,837 | |
| | $ — | $ 249,002 | $ 5,650,053 | | $ 517,886 | | $ 6,416,941 | $ 95,389 | | $ 6,512,330 | |
| Weighted average interest rate % | — | 1.98 | 3.94 | | 3.91 [6] | | 3.86 | 4.11 | | 3.86 [6] | |
| Weighted average maturity in years | — | 4.1 | 6.7 | | 9.3 [6] | | | 6.8 | 3.0 | 6.7 [6] | |

(1) The Company has a $2.5 billion unsecured revolving line of credit facility, which matures on May 23, 2023 and contains two six-month extension options. It accrues annual interest at LIBOR plus 82.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating.
(2) The Company has a $250 million term loan, which matures on May 23, 2024. It accrues annual interest at LIBOR plus 90 basis points, based on our current unsecured credit rating.
(3) Rates are reported in the year in which the related debt matures.
(4) Reflects pro rata share of mortgage debt in our unconsolidated JVs.
(5) Includes mortgage debt of $27.8 million on assets held for sale that matures in 2044.
(6) Excludes the impact of mortgage debt held for sale.

# Indebtedness and Ratios

As of March 31, 2020, dollars in thousands

## DEBT STRUCTURE

| | | Balance | % of Total | Weighted Average Rates % | Weighted Average Years to Maturity |
|---|---|---:|---:|---:|---:|
| **Secured** | Fixed rate | $ 517,866 | 8 | 3.95 | 8.8 |
| | Floating rate | 50,135 | 1 | 3.95 | 2.1 |
| | **Combined** | **$ 568,001** | **9** | **3.95** | **8.2** |
| **Unsecured** | Fixed rate | 5,700,000 | 87 | 3.94 | 6.7 |
| | Floating rate | 250,000 | 4 | 1.98 | 4.1 |
| | **Combined** | **$ 5,950,000** | **91** | **3.86** | **6.6** |
| **Total** | Fixed rate | 6,217,866 | 95 | 3.94 | 6.8 |
| | Floating rate | 300,135 | 5 | 2.31 | 3.8 |
| | **Combined** | **$ 6,518,001** | **100** | **3.86** | **6.7** |
| | (Discounts), premiums and debt costs, net | (33,508) | | | |
| | | **$ 6,484,493** | | | |
| | Mortgage debt on assets held for sale[1] | 27,837 | | | |
| | **Enterprise Debt** | **$ 6,512,330** | | | |

## FINANCIAL COVENANTS[2]

| | Bank Line of Credit Requirement | Bank Line of Credit Actual Compliance |
|---|---|---:|
| Leverage Ratio | No greater than 60% | 34% |
| Secured Debt Ratio | No greater than 40% | 3% |
| Unsecured Leverage Ratio | No greater than 60% | 37% |
| Fixed Charge Coverage Ratio (12 months) | No less than 1.50x | 3.7x |
| Tangible Net Worth ($ billions) | No less than $7.0B | $11.1B |

## CREDIT RATINGS (SENIOR UNSECURED DEBT)

| | |
|---|---|
| Moody's | Baa1 (Negative) |
| S&P Global | BBB+ (Stable) |
| Fitch | BBB+ (Stable) |

(1)  Includes mortgage debt of $27.8 million on assets held for sale that matures in 2044.
(2)  Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used in our consolidated financial statements as provided in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

# Investment Summary

For the three months ended March 31, 2020, dollars and square feet in thousands

**INVESTMENT SUMMARY**

| | MSA | Date | Capacity | Property Count | Property Type | Three Months Ended March 31, 2020 |
|---|---|---|---|---|---|---|
| **ACQUISITIONS** | | | | | | |
| CCRC[1] | Various | January | 6,383 Units | 13 | CCRC | $ 540,600 |
| **OTHER INVESTMENTS** | | | | | | |
| Development fundings | | | | | | 94,890 |
| Redevelopment fundings | | | | | | 61,017 |
| Loan fundings/Preferred Equity Investment[2] | | | | | | 9,431 |
| Lease commissions - Dev/Redev/Acq | | | | | | 7,787 |
| **Total** | | | | **13** | | **$ 713,725** |

(1) On January 31, 2020, we acquired Brookdale Senior Living's 51% interest in a CCRC joint venture (holding thirteen buildings) for $541 million (based on a gross valuation of $1.06B), bringing our equity ownership to 100%. Property count and units were already included in prior quarters.

(2) Includes fundings under the $115 million participating development loan for the construction of 620 Terry (Murano Senior Living), a $147 million senior housing development located in Seattle.



Cypress Village
**Jacksonville, FL**

# Investment Summary

As of and for the three months ended March 31, 2020, dollars and square feet in thousands

## ASSETS HELD FOR SALE

| Property Type | Capacity | Property Count | Projected Sales Price | Trailing Cash Yield[1] |
|---|---|---|---|---|
| SHOP | 2,436 Units | 27 | $ 253,036 | |
| Senior housing triple-net | 741 Units | 9 | 67,393 | |
| Medical office | 164 Sq. Ft. | 2 | 10,700 | |
| CCRC | 888 Units | 2 | 53,950 | |
| **Total[2]** | | **40** | **$ 385,080** | **7.1%** |

## DISPOSITIONS

| | Date | Capacity | Property Count | Property Type | Sales Price/ Proceeds | Trailing Cash Yield[1] |
|---|---|---|---|---|---|---|
| Franklin/Morgan City (LA) | January | 202 Beds | 2 | Other | $ 12,000 | |
| Various (GA, IN, OH) | February | 499 Units | 7 | SHOP | 35,600 | |
| Various Brookdale NNN | February | 2,015 Units | 18 | Senior housing | 405,451 | |
| North Fulton Hospital (GA) | February | 202 Beds | 1 | Other | 82,000 | |
| Elko MOB (NV) | March | 8 Sq. Ft. | 1 | Medical office | 490 | |
| **Total** | | | **29** | | **$ 535,541** | **7.6%** |

(1) Represents the average yield calculated using Cash NOI for the twelve month period prior to sale for dispositions and for the twelve month period ended March 31, 2020 for assets held for sale.
(2) Includes four assets held for sale within unconsolidated JVs.

# Developments

As of March 31, 2020, dollars and square feet in thousands

**DEVELOPMENT PROJECTS IN PROCESS**

| Project | MSA | Property Count | CIP[1] | Cost to Complete[1] | Total at Completion | Total Project Capacity (Sq. Ft.) | % of Total Project Leased | Project Start | Actual / Estimated Occupancy | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | Initial | Stabilized[2] |
| **Life Science[3]** | | | | | | | | | | |
| Ridgeview | San Diego, CA | 1 | $ 16,151 | $ 1,785 | $ 17,936 | 81 | 100 | 2Q16 | 2Q20 | 2Q20 |
| The Shore at Sierra Point - Phase I | San Francisco, CA | 1 | 83,208 | 14,896 | 98,104 | 92 | 100 | 4Q17 | 4Q20 | 4Q20 |
| 75 Hayden | Boston, MA | 1 | 90,549 | 69,666 | 160,215 | 214 | 72 | 2Q18 | 4Q20 | 1Q22 |
| The Boardwalk[4] | San Diego, CA | 3 | 55,696 | 108,589 | 164,285 | 190 | — | 4Q19 | 2Q21 | 4Q22 |
| The Shore at Sierra Point - Phase II | San Francisco, CA | 2 | 127,260 | 194,157 | 321,417 | 298 | 61 | 4Q18 | 4Q21 | 2Q22 |
| The Shore at Sierra Point - Phase III | San Francisco, CA | 1 | 23,401 | 70,113 | 93,514 | 103 | — | 4Q18 | 1Q22 | 2Q22 |
| | | **9** | **$ 396,266** | **$ 459,205** | **$ 855,471** | **978** | **52** | | | |
| | | | | | | | | | | |
| **Medical Office** | | | | | | | | | | |
| Lee's Summit | Kansas City, MO | 1 | $ 11,260 | $ 4,771 | $ 16,031 | 52 | 50 | 2Q19 | 2Q20 | 2Q22 |
| Ogden | Ogden, UT | 1 | 9,259 | 8,929 | 18,188 | 70 | 66 | 2Q19 | 3Q20 | 3Q22 |
| Brentwood | Nashville, TN | 1 | 16,956 | 20,244 | 37,200 | 119 | 49 | 2Q19 | 4Q20 | 4Q22 |
| Oak Hill | Tampa, FL | 1 | 2,472 | 9,828 | 12,300 | 42 | 51 | 3Q19 | 4Q20 | 1Q22 |
| Orange Park | Jacksonville, FL | 1 | 640 | 15,930 | 16,570 | 63 | 48 | 4Q19 | 4Q21 | 2Q23 |
| Centennial | Nashville, TN | 1 | 1,212 | 47,619 | 48,831 | 172 | 45 | 4Q19 | 4Q21 | 4Q23 |
| Raulerson | Miami, FL | 1 | 686 | 15,849 | 16,535 | 52 | 54 | 4Q19 | 4Q21 | 3Q23 |
| | | **7** | **$ 42,484** | **$ 123,171** | **$ 165,655** | **570** | **50** | | | |
| | | **16** | **$ 438,750** | **$ 582,376** | **$ 1,021,126** | **1,548** | **51** | | | |

**Projected stabilized yields typically range from 6.0% - 8.0%**

(1) Includes lease commissions incurred to date and projected lease commissions through Stabilization.
(2) Economic stabilization typically occurs three to six months following Stabilized occupancy.
(3) During the quarter, Sorrento Summit totaling 28,000 square feet, The Cove at Oyster Point - Phase IV totaling 164,000 square feet, and one building at The Shore at Sierra Point - Phase I totaling 130,000 square feet were completed and placed into service.
(4) The Boardwalk includes the Redevelopment of 10275 Science Center Drive. CIP includes land and the net book value of the redeveloped building upon commencement of the project totaling $34 million.

# Redevelopments and Land Held for Development[1]

As of March 31, 2020, dollars and square feet in thousands; includes JV projects at share

**REDEVELOPMENT PROJECTS IN PROCESS**

| Project[2] | MSA | Property Type | Property Count | Incremental Costs | | | | Project Start | Estimated Completion Date[4] |
| | | | | Placed in Service | CIP[3] | Cost to Complete[3] | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| Various SHOP | Various | SHOP | 10 | $ — | $ 34,539 | $ 41,381 | $ 75,920 | 2Q18 - 1Q20 | 2Q20 - 3Q22 |
| Swedish IV | Denver, CO | Medical office | 1 | 906 | 4,312 | 2,484 | 7,702 | 1Q19 | 2Q20 |
| 10410 Science Center Drive | San Diego, CA | Life science | 1 | — | 16,973 | 17,164 | 34,137 | 1Q19 | 2Q20 |
| Kendall Atrium | Miami, FL | Medical office | 1 | 480 | 922 | 7,326 | 8,728 | 3Q19 | 4Q20 |
| Plaza Medical | Dallas, TX | Medical office | 1 | — | 278 | 3,899 | 4,177 | 4Q19 | 4Q20 |
| 11149 North Torrey Pines | San Diego, CA | Life science | 1 | — | 2,448 | 16,958 | 19,406 | 1Q20 | 1Q21 |
| | | | **15** | **$ 1,386** | **$ 59,472** | **$ 89,212** | **$ 150,070** | | |

**Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%**

**LAND HELD FOR DEVELOPMENT**

| Project | MSA | Property Type | Gross Site Acreage | Estimated Rentable Sq. Ft. / Units | | Investment to Date |
|---|---|---|---|---|---|---|
| Forbes Research Center | San Francisco, CA | Life science | 8 | 326 | Sq. Ft. | $ 57,171 |
| Modular Labs III | San Francisco, CA | Life science | 2 | 106 | Sq. Ft. | 12,538 |
| Directors Place | San Diego, CA | Life science | 4 | 150 | Sq. Ft. | 8,488 |
| 101 CambridgePark Drive | Boston, MA | Life science | 1 | N/A | | 23,596 |
| Oakmont Village | Santa Rosa, CA | SHOP | 3 | 74 | Units | 2,341 |
| Brandywine | Philadelphia, PA | CCRC | 8 | 67 | Units | 797 |
| Remaining | Various | Various | 2 | N/A | | 3,251 |
| | | | **28** | | | **$ 108,182** |

(1) Redevelopments are excluded from SS until they are Stabilized. See Glossary for further definition.
(2) During the quarter, 6965 Lusk was completed and placed in service.
(3) Includes lease commissions incurred to date and projected lease commissions through Stabilization. See Glossary for further definition.
(4) Excludes the completion of tenant improvements.

# Capital Expenditures

For the three months ended March 31, 2020, dollars in thousands, except per unit/square foot

| FIRST QUARTER | Senior Housing Triple-net | SHOP | CCRC | Life Science | Medical Office | Other | Total |
|---|---|---|---|---|---|---|---|
| **Portfolio at share** | | | | | | | |
| Recurring capital expenditures | $ — | $ 3,970 | $ 2,155 | $ 672 | $ 1,967 | $ — | $ 8,764 |
| Tenant improvements - 2nd generation | — | — | — | 4,105 | 6,395 | — | 10,500 |
| Lease commissions - 2nd generation[1] | — | — | — | 1,426 | 3,045 | — | 4,471 |
| **AFFO capital expenditures[2]** | **$ —** | **$ 3,970** | **$ 2,155** | **$ 6,203** | **$ 11,406** | **$ —** | **$ 23,734** |
| Revenue enhancing capital expenditures | 1,827 | 6,019 | 4,525 | 2,385 | 4,928 | — | 19,684 |
| Casualty related capital expenditures | — | 132 | 27 | — | — | — | 159 |
| Initial Capital Expenditures ("ICE") | — | 522 | 991 | 1,224 | 97 | — | 2,833 |
| Tenant improvements - 1st generation | — | — | — | 14,561 | 7,740 | — | 22,301 |
| Lease commissions - Dev/Redev/Acq | — | — | — | 7,572 | 215 | — | 7,787 |
| Development | — | (181) | — | 78,858 | 16,213 | — | 94,890 |
| Redevelopment | — | 6,479 | — | 50,969 | 3,570 | — | 61,017 |
| Capitalized interest | — | 371 | 10 | 6,286 | 316 | — | 6,984 |
| **Total capital expenditures** | **$ 1,827** | **$ 17,312** | **$ 7,709** | **$ 168,057** | **$ 44,485** | **$ —** | **$ 239,390** |
| | | | | | | | |
| Recurring capital expenditures per unit/sq. ft. | [3] | $280 per Unit | $319 per Unit | $0.08 per Sq. Ft. | $0.10 per Sq. Ft. | | |

(1) Excludes lease commissions on Development, Redevelopment, and 1st generation recently acquired vacant space.
(2) Includes $2.0 million of AFFO capital expenditures on unconsolidated JVs and excludes $0.1 million of non-controlling interest on AFFO capital expenditures on consolidated joint ventures.
(3) Senior housing triple-net per unit is not presented as it is not meaningful.

# Portfolio Diversification

As of and for the quarter ended March 31, 2020, dollars in thousands

**PORTFOLIO INCOME BY MSA**

| MSA | Property Count[1] | Senior Housing Triple-net | SHOP | CCRC | Life Science | Medical Office | Other | Total | % of Total |
|---|---|---|---|---|---|---|---|---|---|
| San Francisco, CA | 84 | $ 1,443 | $ 2,834 | $ — | $ 66,658 | $ 825 | $ — | $ 71,759 | 24 |
| Dallas, TX | 41 | 1,268 | 1,553 | — | — | 16,305 | 1,582 | 20,708 | 7 |
| San Diego, CA | 41 | — | 921 | — | 14,298 | 2,312 | — | 17,531 | 6 |
| Houston, TX | 42 | 314 | 3,898 | 621 | — | 7,430 | 348 | 12,611 | 4 |
| Los Angeles, CA | 15 | 2,070 | 4,301 | — | — | 1,217 | 3,834 | 11,422 | 4 |
| Boston, MA | 11 | — | 745 | — | 9,387 | 363 | — | 10,494 | 4 |
| Tampa, FL | 11 | 576 | 282 | 8,694 | — | 461 | — | 10,013 | 3 |
| Philadelphia, PA | 7 | — | 433 | 5,772 | — | 3,271 | — | 9,476 | 3 |
| Seattle, WA | 12 | 1,439 | 130 | — | — | 6,313 | — | 7,882 | 3 |
| Washington, DC | 18 | 432 | 2,397 | 3,369 | — | 1,137 | — | 7,336 | 2 |
| Remaining | 339 | 21,713 | 23,517 | 12,013 | 4,024 | 47,749 | 6,336 | 115,351 | 39 |
| **Portfolio Cash NOI** | **621** | **$ 29,255** | **$ 41,010** | **$ 30,469** | **$ 94,367** | **$ 87,382** | **$ 12,099** | **$ 294,582** | **99** |
| Interest income | — | — | — | — | — | — | 3,688 | 3,688 | 1 |
| **Portfolio Income** | **621** | **$ 29,255** | **$ 41,010** | **$ 30,469** | **$ 94,367** | **$ 87,382** | **$ 15,787** | **$ 298,271** | **100** |

(1) Excludes fifteen properties in Development.

# Portfolio Diversification

As of and for the quarter ended March 31, 2020, dollars in thousands

**PORTFOLIO INCOME BY OPERATOR/TENANT**

| Operator/Tenant | Tenant/Credit Exposure | | | | | | | Operator Exposure | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Property Count[1] | Senior Housing Triple-net | Life Science | Medical Office | Other | Total | % of Portfolio Income | Property Count[1] | SHOP | CCRC | Total | % of Portfolio Income |
| Brookdale Senior Living | 25 $ | 13,947 $ | — $ | — $ | — $ | 13,947 | 5 | 22 $ | 6,649 $ | 3,469 $ | 10,118 | 3 |
| Hospital Corp of America[2] | 89 | — | — | 22,253 | — | 22,253 | 7 | — | — | — | — | — |
| Life Care Services | — | — | — | — | — | — | — | 17 | 1,293 | 20,304 | 21,597 | 7 |
| Sunrise Senior Living | 2 | 1,463 | — | — | — | 1,463 | — | 40 | 11,088 | 6,697 | 17,785 | 6 |
| Amgen | 7 | — | 13,613 | — | — | 13,613 | 5 | — | — | — | — | — |
| Remaining | 340 | 13,845 | 80,754 | 65,129 | 15,787 | 175,516 | 59 | 79 | 21,981 | — | 21,980 | 7 |
| **Portfolio Income** | **463 $** | **29,255 $** | **94,367 $** | **87,382 $** | **15,787 $** | **226,791** | **76** | **158 $** | **41,010 $** | **30,469 $** | **71,479** | **24** |

**PRO FORMA PORTFOLIO INCOME BY OPERATOR/TENANT[3]**

| Operator/Tenant | Tenant/Credit Exposure | | | | | | | Operator Exposure | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Property Count[1] | Senior Housing Triple-net | Life Science | Medical Office | Other | Total | % of Portfolio Income | Property Count[1] | SHOP | CCRC | Total | % of Portfolio Income |
| Life Care Services | — $ | — $ | — $ | — $ | — $ | — | — | 17 $ | 2,479 $ | 30,794 $ | 33,273 | 11 |
| Hospital Corp of America[2] | 89 | — | — | 22,253 | — | 22,253 | 8 | — | — | — | — | — |
| Sunrise Senior Living | — | — | — | — | — | — | — | 31 | 12,014 | 6,697 | 18,711 | 6 |
| Brookdale Senior Living | 24 | 10,392 | — | — | — | 10,392 | 4 | 19 | 6,769 | — | 6,769 | 2 |
| Amgen | 7 | — | 13,613 | — | — | 13,613 | 5 | — | — | — | — | — |
| Remaining | 326 | 10,552 | 80,754 | 62,708 | 14,555 | 168,569 | 57 | 65 | 22,102 | — | 22,102 | 7 |
| **Portfolio Income** | **446 $** | **20,944 $** | **94,367 $** | **84,961 $** | **14,555 $** | **214,827** | **73** | **132 $** | **43,364 $** | **37,491 $** | **80,855** | **27** |

(1)  Excludes fifteen properties in Development.
(2)  Includes Cash NOI for 1.4 million square feet in five properties that are 100% leased to HCA, and 2.9 million square feet in 84 properties partially leased to HCA.
(3)  Pro forma to reflect the 2019 Brookdale Transaction closed 1/31/20, the sale of three Medical office properties for which the tenant has provided notice to exercise a purchase option, and certain other previously announced transactions.  Pro forma Portfolio Income is further adjusted to reflect acquisitions, dispositions and operator transitions as if they occurred on the first day of the quarter.

# Expirations, Maturities and Purchase Options

As of March 31, 2020, dollars in thousands

**EXCLUDES PURCHASE AND PREPAYMENT OPTIONS**

| Year | Total | % of Total | Annualized Base Rent[1] Senior Housing Triple-net | Life Science | Medical Office | Other | Interest Income |
|---|---|---|---|---|---|---|---|
| 2020[2][3] | $ 81,532 | 8 | $ 4,765 | $ 8,022 | $ 67,480 | $ 248 | $ 1,016 |
| 2021 | 87,089 | 9 | 1,149 | 29,765 | 55,358 | — | 817 |
| 2022 | 110,824 | 11 | 1,977 | 34,186 | 53,672 | 12,594 | 8,394 |
| 2023[4] | 100,717 | 10 | 9,808 | 46,107 | 42,958 | — | 1,844 |
| 2024 | 93,663 | 10 | — | 26,259 | 43,304 | 24,100 | — |
| 2025 | 108,812 | 11 | — | 50,435 | 58,377 | — | — |
| 2026 | 52,887 | 5 | — | 26,032 | 23,945 | — | 2,910 |
| 2027 | 102,621 | 11 | 45,668 | 41,434 | 15,518 | — | — |
| 2028 | 58,407 | 6 | 14,033 | 21,672 | 22,703 | — | — |
| 2029 | 72,289 | 7 | — | 58,900 | 13,389 | — | — |
| Thereafter | 103,845 | 11 | 19,222 | 48,286 | 30,348 | 5,989 | — |
| **Total** | **$ 972,685** | **100** | **$ 96,623** | **$ 391,098** | **$ 427,051** | **$ 42,932** | **$ 14,981** |
| Weighted average maturity in years | 5.4 | | 7.4 | 6.1 | 4.2 | 5.0 | 3.1 |

**MATERIAL NEAR-TERM PURCHASE OPTIONS**

| Maturity Year | Option Date[5] | Name | MSA | Property Type | Annualized Base Rent[1] | Option Price |
|---|---|---|---|---|---|---|
| 2020[6] | 12/2020 | Frost Street | San Diego, CA | Medical office | $ 6,506 | $ 106,000 |
| 2024[7] | 5/2021 | Hoag Hospital Irvine | Los Angeles, CA | Other | 15,335 | 226,200 |
| 2022 | 2/2022 | Frye Regional Medical Center | Hickory, NC | Other | 8,601 | 67,675 |

(1) Annualized Base Rent does not include tenant recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Includes month-to-month and holdover leases.
(3) Senior housing triple-net includes $4.8 million related to one master lease representing three properties which are being marketed for sale pursuant to our October 2019 agreement with Capital Senior Living.
(4) Senior housing triple-net includes $6.9 million related to a two-property master lease with Sunrise Senior Living for which we have reached an agreement to transition to SHOP.
(5) Reflects the earliest point at which the purchase option can be exercised.
(6) Tenant has provided notice of intent to exercise the purchase option with closing expected in June 2020 and posted a non-refundable deposit of $5.3 million.
(7) Tenant has provided notice of intent to exercise the purchase option with closing expected in May 2021 and posted a non-refundable deposit of $7 million.

# Triple-Net Master Lease Profile[1][2]



| Facility EBITDAR CFC | % of Portfolio Cash NOI and Interest Income | # of Leases/ Data Points | Weighted Average Maturity in Years | Guaranty[3] |
|---|---|---|---|---|
| Less than 1.0x | 1.5 | 3 | 7.4 | 100.0% |
| 1.00x - 1.25x | 3.6 | 1 | 7.8 | 100.0% |
| 1.26x - 1.50x | 1.3 | 1 | 10.5 | 100.0% |
| 1.51x and above | 0.7 | 1 | 4.2 | 100.0% |

(1) Excludes properties held for sale or sold, master leases with properties acquired during the period required to calculate CFC, and master leases that include newly completed developments that are not Stabilized. Additionally, excludes a data point representing two Sunrise properties for which an agreement has been reached to convert to SHOP in 2020.

(2) Pro forma to exclude one master lease representing three properties which are being marketed for sale pursuant to our October 2019 agreement with Capital Senior Living. Additionally, excludes a data point representing a property for which the tenant, Hoag, has provided notice of intent to exercise its purchase option.

(3) Represents the percentage of total Cash NOI supported by a corporate guaranty.

# Senior Housing Triple-net

As of and for the quarter ended March 31, 2020, dollars in thousands, except REVPOR

## INVESTMENTS[1]

| Operator | Portfolio Investment | | Portfolio Cash NOI | Count | Units | Occupancy % | REVPOR Triple-Net | | Facility EBITDARM CFC | Facility EBITDAR CFC |
|---|---|---|---|---|---|---|---|---|---|---|
| Brookdale Senior Living | $ | 456,167 | $ 13,947 | 25 | 2,711 | 87.9 | $ | 5,256 | 1.23x | 1.05x |
| Aegis Living | | 182,152 | 4,805 | 10 | 702 | 91.4 | | 9,385 | 1.45x | 1.27x |
| Harbor Retirement Associates | | 147,940 | 3,888 | 10 | 910 | 86.9 | | 5,042 | 1.05x | 0.90x |
| Capital Senior Living[2] | | 101,394 | 3,645 | 8 | 852 | N/A | | N/A | N/A | N/A |
| Sunrise Senior Living[3] | | 86,247 | 1,463 | 2 | 201 | N/A | | N/A | N/A | N/A |
| Remaining | | 61,292 | 1,506 | 9 | 595 | 71.8 | | 4,826 | 0.67x | 0.52x |
| **Total[2][3]** | **$ 1,035,192** | | **$ 29,255** | **64** | **5,971** | **86.7** | **$** | **5,866** | **1.21x** | **1.04x** |

## SAME-STORE

| | | 1Q19 | | 2Q19 | | 3Q19 | | 4Q19 | | 1Q20 |
|---|---|---|---|---|---|---|---|---|---|---|
| Property count | | 52 | | 52 | | 52 | | 52 | | 52 |
| Portfolio Investment | $ | 829,444 | $ | 829,543 | $ | 830,295 | $ | 830,818 | $ | 832,570 |
| Units | | 4,864 | | 4,865 | | 4,860 | | 4,861 | | 4,861 |
| Occupancy %[2] | | 88.2 | | 87.0 | | 86.0 | | 86.3 | | 86.7 |
| REVPOR Triple-net[2] | $ | 5,712 | $ | 5,833 | $ | 5,861 | $ | 5,854 | $ | 5,866 |
| Facility EBITDARM CFC[2] | | 1.31x | | 1.27x | | 1.25x | | 1.22x | | 1.21x |
| Facility EBITDAR CFC[2] | | 1.14x | | 1.09x | | 1.08x | | 1.05x | | 1.04x |
| | | | | | | | | | | |
| Portfolio Real Estate Revenues | $ | 20,212 | $ | 20,676 | $ | 22,345 | $ | 22,364 | $ | 21,962 |
| Portfolio Operating Expenses | | (44) | | (44) | | (45) | | (38) | | (49) |
| **Portfolio NOI** | **$** | **20,168** | **$** | **20,632** | **$** | **22,300** | **$** | **22,326** | **$** | **21,913** |
| | | | | | | | | | | |
| Portfolio Cash Real Estate Revenues | $ | 20,866 | $ | 21,134 | $ | 21,138 | $ | 21,277 | $ | 21,417 |
| Portfolio Cash Operating Expenses | | (30) | | (30) | | (31) | | (24) | | (35) |
| **Portfolio Cash NOI** | **$** | **20,836** | **$** | **21,104** | **$** | **21,107** | **$** | **21,254** | **$** | **21,382** |
| | | | | | | **Year-Over-Year Three-Month SS Growth** | | | | **2.6%** |

(1) Properties that are held for sale are included in property count, Investment, Cash NOI, and units, but are excluded from Occupancy, REVPOR Triple-net, and Facility EBITDARM and Facility EBITDAR CFC.

(2) Occupancy, REVPOR Triple-net, Facility EBITDARM and Facility EBITDAR CFC exclude eight Capital Senior Living properties that are held for sale or for which an agreement for early termination has been reached.

(3) Occupancy, REVPOR Triple-net, Facility EBITDARM and Facility EBITDAR CFC exclude two Sunrise Senior Living properties for which an agreement has been reached to convert to SHOP.

As of and for the quarter ended March 31, 2020, dollars in thousands

**NEW SUPPLY ANALYSIS**

| MSA | Senior Housing Triple-net Portfolio | | | 5-Mile Radius[1] | | | | | | |
| | Units | Portfolio Cash NOI | % of Triple-net Portfolio Cash NOI | Properties/ Units Under Construction[2] | Portfolio Cash NOI Exposed to New Supply[3] | 5-Year 80+ Population Growth % 2020-2025 | 80+ Penetration Rate % | Median Household Income | Median Home Value | Unemploy-ment % |
|---|---|---|---|---|---|---|---|---|---|---|
| *US National Average* | | | | | | *16.5* | *12.0* | *$ 63* | *$ 230* | *3.8* |
| Los Angeles, CA | 305 | $ 2,070 | 7.1 | 1 / 40 | $ 508 | 17.7 | 7.3 | 93 | 697 | 3.9 |
| New York, NY | 278 | 2,009 | 6.9 | -- / -- | — | 13.8 | 1.5 | 86 | 645 | 4.1 |
| Jacksonville, FL | 397 | 1,798 | 6.1 | -- / -- | — | 23.6 | 27.2 | 65 | 223 | 2.8 |
| Portland, OR | 438 | 1,709 | 5.8 | 2 / 271 | 230 | 24.7 | 23.1 | 76 | 372 | 4.3 |
| Austin, TX | 269 | 1,505 | 5.1 | -- / -- | — | 20.6 | 16.8 | 82 | 493 | 2.7 |
| Sebastian, FL | 298 | 1,479 | 5.1 | -- / -- | — | 16.1 | 10.8 | 62 | 250 | 4.2 |
| San Francisco, CA | 214 | 1,443 | 4.9 | -- / -- | — | 16.9 | 10.1 | 125 | 891 | 2.7 |
| Seattle, WA | 206 | 1,439 | 4.9 | 1 / 106 | 363 | 16.1 | 13.5 | 107 | 699 | 3.1 |
| Dallas, TX | 206 | 1,268 | 4.3 | 1 / 126 | 192 | 26.2 | 17.4 | 84 | 233 | 3.2 |
| Charlotte, NC | 336 | 1,110 | 3.8 | -- / -- | — | 27.1 | 17.6 | 74 | 243 | 3.4 |
| Tucson, AZ | 282 | 884 | 3.0 | 1 / 24 | 884 | 15.4 | 32.7 | 69 | 317 | 3.0 |
| Denver, CO[4] | — | 741 | 2.5 | -- / -- | — | N/A | N/A | N/A | N/A | N/A |
| Sacramento, CA | 272 | 683 | 2.3 | -- / -- | — | 14.7 | 12.1 | 70 | 362 | 4.1 |
| Chicago, IL | 104 | 627 | 2.1 | -- / -- | — | 19.6 | 6.8 | 97 | 274 | 2.6 |
| Bremerton, WA | 103 | 615 | 2.1 | -- / -- | — | 29.6 | — | 89 | 407 | 3.8 |
| Ventura, CA | 84 | 606 | 2.1 | -- / -- | — | 17.0 | 13.1 | 79 | 606 | 3.5 |
| Tampa, FL | 99 | 576 | 2.0 | -- / -- | — | 12.7 | 8.9 | 62 | 240 | 2.7 |
| St. Louis, MO | 179 | 575 | 2.0 | -- / -- | — | 8.8 | 5.6 | 71 | 202 | 2.1 |
| Amarillo, TX | 132 | 538 | 1.8 | -- / -- | — | 12.9 | — | 71 | 168 | 2.8 |
| Fort Myers, FL | 119 | 494 | 1.7 | -- / -- | — | 16.0 | 14.3 | 49 | 182 | 3.9 |
| Remaining | 1,650 | 7,087 | 24.2 | 5 / 422 | 1,108 | 25.4 | 7.9 | 70 | 239 | 3.7 |
| **Total** | **5,971** | **$ 29,255** | **100.0** | **11 / 989** | **$ 3,285** | **17.1** | **8.7** | **$ 79** | **$ 403** | **3.5** |
| **% of Total Portfolio Income** | | | | | **1.1%** | | | | | |

(1) Demographic data provided by StratoDem Analytics for 2020. Construction and supply data provided by National Investment Center for Senior Housing and Care ("NIC") for the quarter ended March 31, 2020. Data reflects a 5-mile radius around each community and is weighted by Cash NOI. See Glossary for further discussion.
(2) Represents the number of properties and units with similar care types that are under construction.
(3) Represents total Portfolio Cash NOI exposed to new construction and material expansions.
(4) Denver properties sold in January 2020.

# SHOP[1]

As of and for the quarter ended March 31, 2020, dollars in thousands, except REVPOR

**INVESTMENTS**

|  | Property Count | | Portfolio Investment | | Portfolio Cash NOI[2] | Units | Occupancy % | | REVPOR SHOP |
|---|---|---|---|---|---|---|---|---|---|
| **Operator** | | | | | | | | | |
| Sunrise Senior Living | 38 | $ | 867,658 | $ | 11,088 | 3,746 | 83.8 | $ | 7,535 |
| Oakmont Senior Living | 12 | | 575,087 | | 9,080 | 1,049 | 92.9 | | 8,103 |
| Brookdale Senior Living | 20 | | 402,138 | | 6,649 | 3,453 | 86.8 | | 4,011 |
| Atria Senior Living | 28 | | 557,964 | | 5,539 | 3,618 | 88.8 | | 4,454 |
| Discovery Senior Living | 10 | | 474,656 | | 3,424 | 1,428 | 78.4 | | 4,450 |
| Remaining | 33 | | 584,478 | | 5,231 | 3,315 | 86.0 | | 5,210 |
| **Total** | **141** | **$** | **3,461,980** | **$** | **41,010** | **16,609** | **85.7** | **$** | **5,810** |

**TOTAL SHOP PORTFOLIO**

|  | 1Q19 | | 2Q19 | | 3Q19 | | 4Q19 | | 1Q20 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Property count | | 112 | | 144 | | 148 | | 141 | | 141 |
| Investment | $ | 2,705,226 | $ | 3,763,585 | $ | 4,039,969 | $ | 3,520,342 | $ | 3,461,980 |
| Units | | 13,862 | | 16,981 | | 17,130 | | 16,452 | | 16,609 |
| Occupancy % | | 82.7 | | 82.1 | | 83.4 | | 85.8 | | 85.7 |
| REVPOR SHOP | $ | 4,582 | $ | 4,917 | $ | 5,314 | $ | 5,538 | $ | 5,810 |
|  | | | | | | | | | | |
| Portfolio Real Estate Revenues | $ | 131,358 | $ | 182,400 | $ | 216,703 | $ | 214,314 | $ | 196,188 |
| Portfolio Operating Expenses before management fee | | (94,269) | | (133,920) | | (160,255) | | (160,580) | | (148,386) |
| Management fee | | (6,489) | | (7,650) | | (9,374) | | (7,946) | | (7,323) |
| **Portfolio NOI[2]** | **$** | **30,600** | **$** | **40,830** | **$** | **47,073** | **$** | **45,789** | **$** | **40,479** |
|  | | | | | | | | | | |
| Portfolio Cash Real Estate Revenues | $ | 132,344 | $ | 183,534 | $ | 217,660 | $ | 215,056 | $ | 196,737 |
| Portfolio Cash Operating Expenses before management fee | | (94,073) | | (134,156) | | (160,473) | | (160,705) | | (148,404) |
| Management Fee | | (6,489) | | (7,650) | | (9,374) | | (7,946) | | (7,323) |
| **Portfolio Cash NOI[2]** | **$** | **31,782** | **$** | **41,727** | **$** | **47,812** | **$** | **46,405** | **$** | **41,010** |
|  | | | | | | | | | | |
| Portfolio Cash NOI Margin % | | 24.0 | | 22.7 | | 22.0 | | 21.6 | | 20.8 |

(1)  Properties that are held for sale are included in property count, Portfolio Investment, Portfolio Cash NOI, and units, but are excluded from Occupancy and REVPOR SHOP.
(2)  Portfolio NOI and Portfolio Cash NOI include identifiable COVID-19 related expenses of $2.6 million.

# SHOP | MSA

As of and for the quarter ended March 31, 2020, dollars in thousands, except REVPOR

**OPERATING PORTFOLIO METRICS**

| MSA | Portfolio Investment | Portfolio Cash NOI | % of SHOP Portfolio Cash NOI | Units[1] AL | Units[1] IL | Occupancy % | REVPOR SHOP[1] AL | REVPOR SHOP[1] IL |
|---|---|---|---|---|---|---|---|---|
| Los Angeles, CA | $ 307,411 | $ 4,301 | 10.5 | 677 | — | 89.9 | $ 8,839 | $ — |
| Houston, TX | 188,791 | 3,898 | 9.5 | 311 | 1,723 | 87.5 | 4,807 | 2,912 |
| New York, NY | 223,013 | 3,319 | 8.1 | 718 | — | 86.0 | 8,436 | — |
| San Francisco, CA | 135,011 | 2,834 | 6.9 | 273 | — | 96.2 | 8,753 | — |
| Washington, DC | 235,267 | 2,397 | 5.8 | 975 | 100 | 79.3 | 7,717 | — |
| Chicago, IL | 130,156 | 1,568 | 3.8 | 251 | 610 | 83.3 | 6,201 | 3,566 |
| Dallas, TX | 142,076 | 1,553 | 3.8 | 483 | 621 | 76.4 | 4,230 | 3,037 |
| Baltimore, MD | 129,485 | 1,465 | 3.6 | 457 | — | 82.0 | 6,598 | — |
| Sacramento, CA | 97,423 | 1,304 | 3.2 | 158 | — | 94.6 | 7,910 | — |
| Miami, FL | 220,686 | 1,262 | 3.1 | 1,026 | 186 | 90.0 | 5,090 | — |
| Denver, CO | 75,075 | 1,144 | 2.8 | 154 | 437 | 81.0 | 4,776 | 4,196 |
| Sarasota, FL | 79,799 | 1,021 | 2.5 | 126 | 164 | 95.7 | 4,586 | — |
| San Diego, CA | 55,892 | 921 | 2.2 | 243 | — | 94.4 | 6,580 | — |
| Riverside, CA | 76,816 | 872 | 2.1 | 312 | — | 94.3 | 5,936 | — |
| Killeen, TX | 61,019 | 871 | 2.1 | — | 231 | 84.4 | — | 5,259 |
| San Jose, CA | 51,711 | 856 | 2.1 | 66 | — | 98.2 | 10,375 | — |
| Melbourne, FL | 75,567 | 830 | 2.0 | — | 163 | 94.7 | — | 4,857 |
| Charlotte, NC | 45,707 | 806 | 2.0 | 135 | — | 98.5 | 5,010 | — |
| Phoenix, AZ[2] | 39,162 | 759 | 1.9 | — | 210 | N/A | N/A | N/A |
| Boston, MA | 56,525 | 745 | 1.8 | 177 | — | 82.8 | 8,573 | — |
| Remaining | 1,035,388 | 8,286 | 20.2 | 4,192 | 1,430 | 84.4 | 6,068 | 4,242 |
| **Total** | **$ 3,461,980** | **$ 41,010** | **100.0** | **10,734** | **5,875** | **85.7** | **$ 6,662** | **$ 3,808** |

(1) Units and REVPOR SHOP are based on the majority type within each community. AL includes needs-based care, such as memory care.
(2) The Phoenix property is excluded from occupancy and REVPOR SHOP metrics as it is in redevelopment.

# SHOP | Same-Store

Dollars in thousands, except REVPOR

| | 1Q19 | 2Q19 | 3Q19 | 4Q19 | 1Q20 | Sequential Growth | Year-Over-Year Growth |
|---|---|---|---|---|---|---|---|
| Property count | 50 | 50 | 50 | 50 | 50 | — | — |
| Portfolio Investment | $ 1,075,517 | $ 1,088,387 | $ 1,095,926 | $ 1,084,460 | $ 1,088,167 | 0.3% | 1.2 % |
| Units | 6,677 | 6,678 | 6,678 | 6,678 | 6,675 | — % | — % |
| Occupancy % | 87.0 | 86.9 | 88.0 | 87.9 | 87.0 | -90 bps | 0 bps |
| REVPOR SHOP | $ 4,609 | $ 4,608 | $ 4,567 | $ 4,532 | $ 4,630 | 2.2% | 0.5 % |
| | | | | | | | |
| Portfolio Real Estate Revenues | $ 59,993 | $ 60,167 | $ 60,504 | $ 60,096 | $ 60,792 | 1.2% | 1.3% |
| Portfolio Operating Expenses before management fee | (38,739) | (39,084) | (39,829) | (39,809) | (39,933) | 0.3% | 3.1% |
| Management Fee | (3,053) | (3,034) | (3,048) | (2,932) | (2,807) | (4.3%) | (8.1%) |
| **Portfolio NOI** | **$ 18,202** | **$ 18,048** | **$ 17,627** | **$ 17,355** | **$ 18,052** | **4.0%** | **(0.8%)** |
| | | | | | | | |
| Portfolio Cash Real Estate Revenues | $ 60,421 | $ 60,392 | $ 60,589 | $ 60,057 | $ 60,665 | 1.0% | 0.4 % |
| Portfolio Cash Operating Expenses before management fee | (38,829) | (39,102) | (39,930) | (39,859) | (39,920) | 0.2% | 2.8 % |
| Management Fee | (3,053) | (3,034) | (3,048) | (2,932) | (2,807) | (4.3%) | (8.1%) |
| **Portfolio Cash NOI** | **$ 18,539** | **$ 18,257** | **$ 17,611** | **$ 17,267** | **$ 17,938** | **3.9%** | **(3.2%)** [1] |
| | | | | | | | |
| Portfolio Cash NOI Margin % | 30.7 | 30.2 | 29.1 | 28.8 | 29.6 | 0.8% | (1.1%) |

(1) Portfolio Cash NOI includes identifiable COVID-19 related expenses of $0.6 million. Exclusive of these costs, Same-Store Portfolio Cash NOI year-over-year growth would have been 0.0%. The change in our SS policy for transitions has no impact on 1Q reported growth rates.



Oakmont Mariner Point
**Alameda, CA**

# SHOP | Non-Same-Store[1][2]

Dollars in thousands, except REVPOR

| | 2Q19 | | 3Q19 | | 4Q19 | | 1Q20 | |
|---|---|---|---|---|---|---|---|---|
| | Property Count | Portfolio Cash NOI | Property Count | Portfolio Cash NOI | Property Count | Portfolio Cash NOI | Property Count | Portfolio Cash NOI |
| Same-Store | 39 | $ 20,550 | 48 | $ 20,815 | 29 | $ 10,591 | 50 | $ 17,938 |
| Segment conversions[3] | 52 | 11,742 | 43 | 16,105 | 34 | 24,437 | 35 | 13,245 |
| Acquisitions | 12 | 5,007 | 17 | 7,094 | 17 | 8,207 | 17 | 8,520 |
| Assets in Redevelopment & Redevelopment completed but not Stabilized | 12 | 3,935 | 11 | 3,503 | 7 | 1,750 | 10 | 2,387 |
| Assets in Development & Development completed but not Stabilized | — | — | — | — | — | — | 2 | (350) |
| Assets held for sale | 20 | 677 | 20 | 907 | 28 | 1,042 | 27 | 1,143 |
| Assets Sold | — | 271 | — | (80) | — | (332) | — | (219) |
| Other Non-SS NOI | — | (1,800) | — | (1,531) | — | (944) | — | (1,655) |
| **Total SHOP** | **135** | **$ 40,382** | **139** | **$ 46,814** | **115** | **$ 44,749** | **141** | **$ 41,010** |

| | 2Q19 | | 3Q19 | | 4Q19 | | 1Q20 | |
|---|---|---|---|---|---|---|---|---|
| | Occupancy %[4] | REVPOR SHOP[5] | Occupancy %[4] | REVPOR SHOP[5] | Occupancy %[4] | REVPOR SHOP[5] | Occupancy %[4] | REVPOR SHOP[5] |
| Same-Store | 87.2 | $ 4,378 | 86.5 | $ 4,315 | 87.4 | $ 4,675 | 87.0 | $ 4,630 |
| Segment conversions[3] | 81.1 | 6,338 | 83.4 | 7,330 | 86.4 | 6,163 | 85.1 | 7,266 |
| Acquisitions | 80.8 | 4,786 | 79.6 | 5,803 | 81.4 | 5,985 | 82.3 | 6,053 |
| Assets in Redevelopment & Redevelopment completed but not Stabilized | 75.3 | 4,785 | 75.2 | 4,756 | 72.4 | 4,372 | 76.6 | 4,712 |
| Assets in Development & Development completed but not Stabilized | — | — | — | — | — | — | 49.0 | 5,757 |
| Assets held for sale | 71.8 | 4,321 | 73.0 | 4,459 | 75.4 | 4,820 | 74.8 | 5,543 |
| Assets Sold | 94.3 | 2,870 | 70.6 | 3,069 | 63.8 | 4,082 | 93.4 | 4,102 |
| **Total SHOP** | **81.5** | **$ 4,993** | **82.2** | **$ 5,335** | **82.2** | **$ 5,426** | **82.4** | **$ 5,590** |

(1) Information presented is as originally reported for each quarter. See the Earnings Release and Supplemental report and the Discussion and Reconciliation of Non-GAAP Financial Measures found at http://ir.healthpeak.com/quarterly-results for each quarter for further information on the Same-Store Portfolio Cash NOI definition, uses and inherent limitations, and reconciliation to the most directly comparable financial measures calculated and presented in accordance with GAAP.

(2) Property count is as of the end of each quarter presented and Portfolio Cash NOI represents the full period a property was held in each quarter presented.

(3) Represents properties converted to SHOP that do not meet the criteria for SS for the period presented due to the twelve-month stabilization period following conversion. A property must be in a consistent reporting structure for the full period presented and the year-over-year comparison period in order to be included in SS.

(4) Occupancy represents the facilities' average operating occupancy for the periods presented, based on units, weighted to reflect our share and excludes facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators without independent verification by us.

(5) REVPOR SHOP represents the average Cash Real Estate Revenues per occupied unit for the periods presented. REVPOR cannot be derived from the information presented for the SHOP portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

As of and for the quarter ended March 31, 2020, dollars in thousands

**NEW SUPPLY ANALYSIS**

| MSA | SHOP | | | 5-Mile Radius[1] | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Units | Portfolio Cash NOI | % of SHOP Portfolio Cash NOI | Properties/ Units Under Construction[2] | Portfolio Cash NOI Exposed to New Supply[3] | 5-Year 80+ Population Growth % 2020-2025 | 80+ Penetration Rate % | Median Household Income | Median Home Value | Unemploy-ment% |
| *US National Average* | | | | | | *16.5* | *12.0* | *$ 63* | *$ 230* | *3.8* |
| Los Angeles, CA | 677 | $ 4,301 | 10.5 | 1 / 142 | $ 1,183 | 16.8 | 6.2 | 114 | 871 | 3.4 |
| Houston, TX | 2,034 | 3,898 | 9.5 | 2 / 518 | 1,688 | 25.7 | 18.3 | 93 | 309 | 2.9 |
| New York, NY | 718 | 3,319 | 8.1 | 3 / 416 | 1,881 | 12.1 | 9.0 | 120 | 531 | 3.2 |
| San Francisco, CA | 273 | 2,834 | 6.9 | -- / -- | — | 17.2 | 11.7 | 103 | 716 | 3.3 |
| Washington, DC | 1,075 | 2,397 | 5.8 | 6 / 595 | 489 | 19.7 | 7.9 | 116 | 535 | 2.7 |
| Chicago, IL | 861 | 1,568 | 3.8 | 2 / 227 | 19 | 17.4 | 16.6 | 104 | 326 | 3.4 |
| Dallas, TX | 1,104 | 1,553 | 3.8 | 1 / 126 | 32 | 26.0 | 16.0 | 73 | 217 | 3.7 |
| Baltimore, MD | 457 | 1,465 | 3.6 | -- / -- | — | 18.7 | 7.4 | 98 | 360 | 3.4 |
| Sacramento, CA | 158 | 1,304 | 3.2 | 3 / 227 | 1,304 | 16.8 | 17.4 | 91 | 439 | 3.4 |
| Miami, FL | 1,212 | 1,262 | 3.1 | 6 / 788 | 903 | 13.3 | 9.4 | 61 | 267 | 3.6 |
| Denver, CO | 591 | 1,144 | 2.8 | 3 / 571 | 532 | 18.7 | 16.4 | 72 | 418 | 3.2 |
| Sarasota, FL | 290 | 1,021 | 2.5 | 1 / 198 | 473 | 14.1 | 10.2 | 60 | 234 | 3.3 |
| San Diego, CA | 243 | 921 | 2.2 | -- / -- | — | 11.6 | 18.1 | 89 | 592 | 3.0 |
| Riverside, CA | 312 | 872 | 2.1 | 1 / 124 | 87 | 22.1 | 5.1 | 96 | 538 | 3.7 |
| Killeen, TX | 231 | 871 | 2.1 | -- / -- | — | 18.6 | — | 56 | 150 | 3.0 |
| San Jose, CA | 66 | 856 | 2.1 | 1 / 200 | 856 | 13.9 | 8.4 | 127 | 2,056 | 2.6 |
| Melbourne, FL | 163 | 830 | 2.0 | -- / -- | — | 15.2 | 9.0 | 67 | 247 | 3.1 |
| Charlotte, NC | 135 | 806 | 2.0 | -- / -- | — | 27.5 | 17.3 | 89 | 288 | 3.0 |
| Phoenix, AZ | 210 | 759 | 1.9 | -- / -- | — | 20.7 | 14.3 | 60 | 243 | 4.2 |
| Boston, MA | 177 | 745 | 1.8 | 1 / 112 | 594 | 12.6 | 11.0 | 95 | 663 | 2.4 |
| Remaining | 5,622 | 8,286 | 20.2 | 12 / 1,194 | 2,876 | 16.8 | 15.4 | 75 | 301 | 3.2 |
| **Total** | **16,609** | **$ 41,010** | **100.0** | **43 / 5,438** | **$ 12,917** | **17.0** | **11.6** | **$ 91** | **$ 460** | **3.2** |
| **% of Total Portfolio Income** | | | | | **4.3%** | | | | | |

(1) Demographic data provided by StratoDem Analytics for 2020. Construction and supply data provided by NIC for the quarter ended March 31, 2020. Data reflects a 5-mile radius around each community and is weighted by Cash NOI. See Glossary for further discussion.
(2) Represents the number of properties and units with similar care types that are under construction.
(3) Represents total Portfolio Cash NOI exposed to new construction and material expansions.

# CCRC

Dollars in thousands, except REVPOR

**CCRC**

| | Property Count | Portfolio Investment | Portfolio Real Estate Revenues, excluding NREFS | NREF Amortization | Portfolio Cash Opex | Portfolio Adjusted NOI[1] | Units | Occupancy % | REVPOR CCRC | NREF Cash Collections |
|---|---|---|---|---|---|---|---|---|---|---|
| **Operator** | | | | | | | | | | |
| Life Care Services[2] | 13 | $ 1,809,287 | $ 60,128 | $ 10,645 | $ (50,469) | $ 20,304 | 6,380 | 86.2 | 6,269 | $ 10,411 |
| Sunrise Senior Living[3] | 2 | 335,321 | 17,455 | 3,552 | (14,310) | 6,697 | 1,052 | 86.4 | 7,700 | 752 |
| Brookdale Senior Living[4] | 2 | 60,424 | 19,572 | 1,897 | (18,002) | 3,469 | 889 | N/A | N/A | 2,213 |
| **Total** | **17** | **$ 2,205,032** | **$ 97,155** | **$ 16,095** | **$ (82,781)** | **$ 30,469** | **8,321** | **86.2** | **6,507** | **$ 13,376** |

**TOTAL CCRC PORTFOLIO**

| | | 1Q19 | 2Q19 | 3Q19 | 4Q19 | 1Q20 |
|---|---|---|---|---|---|---|
| Property count | | 15 | 15 | 15 | 17 | 17 |
| Investment | $ | 733,817 $ | 739,505 $ | 739,889 $ | 1,082,447 $ | 2,205,032 |
| Units | | 7,269 | 7,270 | 7,272 | 8,323 | 8,321 |
| Occupancy % | | 85.8 | 85.7 | 85.1 | 85.8 | 86.2 |
| REVPOR CCRC | $ | 5,208 $ | 5,262 $ | 5,243 $ | 5,290 $ | 6,507 |
| | | | | | | |
| Portfolio Real Estate Revenues | $ | 52,238 $ | 52,835 $ | 52,671 $ | 56,642 $ | 113,427 |
| Portfolio Operating Expenses before management fee | | (38,759) | (39,785) | (40,502) | (42,755) | (78,318) |
| Management fee | | (2,619) | (2,671) | (2,691) | (2,908) | (96,201) [5] |
| **Portfolio NOI** | $ | **10,860** $ | **10,380** $ | **9,478** $ | **10,980** $ | **(61,091)** [1] |
| | | | | | | |
| Portfolio Cash Real Estate Revenues | $ | 55,745 $ | 57,696 $ | 58,419 $ | 59,887 $ | 113,250 |
| Portfolio Cash Operating Expenses before management fee | | (38,813) | (39,901) | (40,615) | (42,846) | (78,283) |
| Management Fee | | (2,619) | (2,671) | (2,691) | (2,908) | (4,498) |
| **Portfolio Adjusted NOI** | $ | **14,313** $ | **15,124** $ | **15,112** $ | **14,134** $ | **30,469** [1] |
| Portfolio Adjusted NOI Margin % | | 25.7 | 26.2 | 25.9 | 23.6 | 26.9 |

(1) Portfolio NOI and Portfolio Adjusted NOI include identifiable COVID-19 related expenses of $0.3 million.
(2) In February 2020, we acquired Brookdale Senior Living's 51% interest in a CCRC joint venture (holding thirteen buildings) for $541 million (based on a gross valuation of $1.06B), bringing our equity ownership to 100%. Portfolio NOI and Portfolio Adjusted NOI represent two months of activity for Life Care Services ("LCS").
(3) Sunrise Senior Living converted from a triple-net lease to a RIDEA structure in December 2019. Occupancy and REVPOR CCRC include these properties starting 1Q20.
(4) Brookdale Senior Living includes our 49% share of one month of the thirteen assets transitioned to LCS on February 1, 2020 and three months of the two remaining Brookdale JV assets. The two remaining properties are excluded from Occupancy and REVPOR CCRC as they are held for sale.
(5) Includes management termination fee expense, transitions costs, net of income tax benefit related to Healthpeak's acquisition of Brookdale's 51% interest in thirteen CCRCs.

# Life Science

As of and for the quarter ended March 31, 2020, dollars and square feet in thousands

## INVESTMENTS[1]

| MSA | Property Count | Portfolio Investment | Portfolio Cash NOI | Square Feet | Occupancy % |
|---|---|---|---|---|---|
| San Francisco, CA | 77 | $ 3,577,351 | $ 66,658 | 5,041 | 93.9 |
| San Diego, CA | 34 | 920,869 | 14,298 | 2,109 | 95.2 |
| Boston, MA | 8 | 879,176 | 9,387 | 963 | 91.8 |
| Remaining | 7 | 146,546 | 4,024 | 476 | 100.0 |
| | **126** | **$ 5,523,943** | **$ 94,367** | **8,588** | **94.3** |

## SAME-STORE

| | 1Q19 | 2Q19 | 3Q19 | 4Q19 | 1Q20 |
|---|---|---|---|---|---|
| Property Count | 95 | 95 | 95 | 95 | 95 |
| Portfolio Investment | $ 3,357,287 | $ 3,368,133 | $ 3,384,390 | $ 3,408,212 | $ 3,425,057 |
| Square Feet | 6,050 | 6,047 | 6,047 | 6,047 | 6,045 |
| Occupancy % | 96.9 | 95.5 | 97.2 | 95.5 | 95.1 |
| | | | | | |
| Portfolio Real Estate Revenues | $ 80,057 | $ 82,340 | $ 84,475 | $ 82,012 | $ 82,551 |
| Portfolio Operating Expenses | (18,369) | (19,843) | (20,650) | (20,278) | (19,292) |
| **Portfolio NOI** | **$ 61,688** | **$ 62,497** | **$ 63,825** | **$ 61,733** | **$ 63,259** |
| | | | | | |
| Portfolio Cash Real Estate Revenues | $ 78,382 | $ 80,347 | $ 82,708 | $ 81,827 | $ 81,156 |
| Portfolio Cash Operating Expenses | (18,356) | (19,830) | (20,637) | (20,265) | (19,279) |
| **Portfolio Cash NOI** | **$ 60,026** | **$ 60,517** | **$ 62,071** | **$ 61,562** | **$ 61,878** |
| | | | **Year-Over-Year Three-Month SS Growth %** | | **3.1%** |

(1) Excludes eight properties that are in Development.

# Life Science

As of March 31, 2020, dollars and square feet in thousands

## SELECTED LEASE EXPIRATION DATA (NEXT 5 YEARS)

| | Total | | | | San Francisco | | San Diego | | Boston | | Remaining | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Year | Leased Square Feet | % | Annualized Base Rent[1] | % | Square Feet | Annualized Base Rent[1] | Square Feet | Annualized Base Rent[1] | Square Feet | Annualized Base Rent[1] | Square Feet | Annualized Base Rent[1] |
| 2020[2] | 202 | 2 | $ 8,022 | 2 | 102 | $ 4,015 | 63 | $ 2,289 | 37 | $ 1,718 | — | $ — |
| 2021 | 530 | 7 | 29,765 | 8 | 358 | 22,676 | 107 | 4,462 | 64 | 2,627 | — | — |
| 2022 | 794 | 10 | 34,186 | 9 | 341 | 18,834 | 373 | 12,916 | 11 | 453 | 70 | 1,982 |
| 2023 | 792 | 10 | 46,107 | 12 | 642 | 40,069 | 150 | 6,038 | — | — | — | — |
| 2024 | 427 | 5 | 26,259 | 7 | 427 | 26,259 | — | — | — | — | — | — |
| Thereafter | 5,356 | 66 | 246,760 | 63 | 2,865 | 158,627 | 1,314 | 35,462 | 772 | 40,052 | 406 | 12,620 |
| | 8,100 | 100 | $ 391,098 | 100 | 4,734 | $ 270,480 | 2,007 | $ 61,166 | 884 | $ 44,851 | 476 | $ 14,602 |

## TENANT CONCENTRATION

| | Remaining Lease Term in Years | Leased Square Feet | | Annualized Base Rent[1] | | Credit Rating |
|---|---|---|---|---|---|---|
| | | Amount | % of Total | Amount | % of Total | |
| Amgen | 3.2 | 684 | 8 | $ 52,036 | 13 | A- |
| Myriad Genetics | 5.2 | 359 | 4 | 11,130 | 3 | — |
| Global Blood Therapeutics | 9.9 | 164 | 2 | 10,804 | 3 | — |
| Denali Therapeutics | 9.1 | 148 | 2 | 9,823 | 3 | — |
| Rigel Pharmaceuticals | 2.8 | 147 | 2 | 9,725 | 2 | — |
| General Atomics | 9.9 | 621 | 8 | 9,178 | 2 | — |
| AstraZeneca Pharmaceuticals | 7.0 | 156 | 2 | 8,847 | 2 | BBB+ |
| Nuvasive | 14.9 | 252 | 3 | 8,450 | 2 | — |
| MyoKardia | 9.8 | 130 | 2 | 8,180 | 2 | — |
| Shire | 8.6 | 184 | 2 | 7,330 | 2 | BBB+ |
| Remaining | 5.9 | 5,256 | 65 | 255,594 | 65 | |
| | 6.1 | 8,100 | 100 | $ 391,098 | 100 | |



Public Biotech / Medical Device 55%
Private Biotech / Medical Device 22%
Pharma 12%
R&D 6%
University, Government, Research 3%
Office 2%

(1) Annualized Base Rent does not include tenant recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Includes month-to-month and holdover leases.

# Life Science

Square feet in thousands

**LEASING ACTIVITY**

| | Leased Square Feet | Annualized Base Rent Per Sq. Ft. | % Change in Cash Rents | Tenant Improvements per Sq. Ft.[1] | Leasing Costs per Sq. Ft.[1] | Average Lease Term (Months) | Trailing Twelve Month Retention Rate |
|---|---|---|---|---|---|---|---|
| **Leased Square Feet as of December 31, 2019** | **7,940** | **$ 46.95** | | | | | |
| Developments placed into service | 322 | 62.23 | | | | | |
| Redevelopments placed in service | 39 | 48.39 | | | | | |
| Properties placed into redevelopment | (45) | 37.82 | | | | | |
| Expirations | (215) | 40.80 | | | | | |
| Renewals, amendments and extensions | 75 | 54.49 | 15.2 | $ — | $ 2.52 | 53 | 66.5% |
| New leases | 96 | 48.09 | | 6.95 | 2.40 | 90 | |
| Terminations | (112) | 54.81 | | | | | |
| **Leased Square Feet as of March 31, 2020** | **8,100** | **$ 48.28** | | | | | |

(1) Average cost per lease year.



Hayden Campus
**Boston, MA**

# Medical Office

As of and for the quarter ended March 31, 2020, dollars and square feet in thousands

**PORTFOLIO BY MARKET[1]**

| | | | | | Square Feet | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | On-campus[2] | | Off-campus[3] | | Total | | |
| MSA | Property Count | Portfolio Investment | Portfolio Cash NOI | Occupancy % | Multi-tenant | Single-tenant | Multi-tenant | Single-tenant | Multi-tenant | Single-tenant | % of Total |
| Dallas, TX | 27 | $ 723,718 | $ 16,305 | 92.2 | 1,901 | 1,352 | 287 | 54 | 2,188 | 1,406 | 17 |
| Houston, TX | 30 | 407,213 | 7,430 | 87.4 | 1,490 | 1,365 | 287 | — | 1,777 | 1,365 | 15 |
| Seattle, WA | 6 | 228,436 | 6,313 | 93.8 | 667 | — | — | — | 667 | — | 3 |
| Denver, CO | 16 | 285,039 | 5,269 | 83.6 | 1,077 | — | 35 | — | 1,113 | — | 5 |
| Nashville, TN | 14 | 182,128 | 4,876 | 92.7 | 1,290 | 10 | — | — | 1,290 | 10 | 6 |
| Louisville, KY | 12 | 233,224 | 4,463 | 96.1 | 668 | 17 | 447 | 15 | 1,115 | 32 | 5 |
| Salt Lake City, UT | 13 | 147,196 | 3,300 | 91.5 | 434 | 63 | 261 | 7 | 695 | 71 | 4 |
| Philadelphia, PA | 3 | 381,393 | 3,271 | 86.0 | 700 | — | 242 | 90 | 942 | 90 | 5 |
| Phoenix, AZ | 13 | 189,013 | 3,098 | 87.4 | 519 | — | 207 | — | 726 | — | 3 |
| San Diego, CA | 5 | 110,923 | 2,312 | 97.6 | — | 176 | 155 | — | 155 | 176 | 2 |
| Miami, FL | 9 | 98,919 | 2,243 | 88.0 | 451 | — | — | 30 | 451 | 30 | 2 |
| Greenville, SC | 13 | 150,259 | 2,044 | 100.0 | 232 | 560 | — | 40 | 232 | 600 | 4 |
| Kansas City, MO | 4 | 95,330 | 1,803 | 96.8 | 299 | — | — | 8 | 299 | 8 | 1 |
| Las Vegas, NV | 6 | 114,325 | 1,678 | 75.8 | 536 | — | — | — | 536 | — | 3 |
| Fresno, CA | 1 | 59,689 | 1,495 | 100.0 | — | 56 | — | — | — | 56 | — |
| Ogden, UT | 8 | 63,130 | 1,323 | 91.6 | 268 | — | — | 68 | 268 | 68 | 2 |
| Los Angeles, CA | 4 | 66,332 | 1,217 | 86.3 | 106 | — | 97 | — | 202 | — | 1 |
| Washington, DC | 3 | 66,610 | 1,137 | 91.4 | 55 | 29 | 99 | — | 154 | 29 | 1 |
| Sacramento, CA | 2 | 75,514 | 1,047 | 99.0 | — | — | 29 | 92 | 29 | 92 | 1 |
| San Antonio, TX | 4 | 56,156 | 1,039 | 79.0 | 354 | — | — | — | 354 | — | 2 |
| Remaining | 69 | 870,790 | 15,719 | 95.8 | 1,823 | 1,243 | 414 | 365 | 2,237 | 1,609 | 18 |
| | **262** | **$ 4,605,337** | **$ 87,382** | **91.2** | **12,869** | **4,871** | **2,560** | **769** | **15,429** | **5,640** | **100** |

(1) Excludes seven properties that are in Development. Properties that are held for sale are included in property count, Investment, Cash NOI, and square feet but are excluded from Occupancy.
(2) Includes 7.8 million square feet subject to ground leases with average expirations of 56 years and renewal options generally ranging from 10 to 25 years.
(3) Includes medical office buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (the asset is off-campus, but is 1/3 or more leased to a health system or physician group).

# Medical Office

As of and for the quarter ended March 31, 2020, square feet in thousands

## SQUARE FEET BY HEALTH SYSTEM

| Health System | Health System Rank[1] | Credit Rating | Square Feet | | | | | | Directly Leased by Health System | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | On-Campus | Adjacent[2] | Anchored[2] | Off-Campus | Total | % of Total | % Square Feet | % of Annualized Base Rent |
| HCA | 2 | Ba1 | 8,826 | 236 | 60 | — | 9,122 | 43.3 | 24.9 | 24.7 |
| Community Health Systems, Inc. | 11 | Caa3 | 1,189 | — | 51 | — | 1,239 | 5.9 | 5.8 | 3.8 |
| Norton Healthcare | 131 | 0 | 685 | 328 | 15 | — | 1,028 | 4.9 | 3.2 | 3.4 |
| Memorial Hermann Health System | 46 | A1 | 1,709 | — | 80 | — | 1,788 | 8.5 | 4.7 | 2.5 |
| Providence Health & Services | 4 | Aa3 | 563 | — | — | — | 563 | 2.7 | 1.4 | 2.2 |
| Jefferson Health | 166 | A2 | 700 | — | — | — | 700 | 3.3 | 2.2 | 2.1 |
| Prisma Health | 74 | A3 | 792 | — | 40 | — | 832 | 3.9 | 2.3 | 1.9 |
| Steward Health Care | N/A | — | 718 | — | — | — | 718 | 3.4 | 1.6 | 1.4 |
| Remaining - credit rated | | | 2,228 | 478 | 1,082 | — | 3,788 | 18.0 | | |
| Non-credit rated | | | 330 | 56 | 193 | 711 | 1,289 | 6.1 | | |
| **Total** | | | **17,740** | **1,098** | **1,521** | **711** | **21,069** | **100.0** | **46.1** | **42.0** |
| **% of Total** | | | **84.2** | **5.2** | **7.2** | **3.4** | | | | |
| **Total Healthcare Affiliated** | | | | | **96.6%** | | | | | |

## LEASING ACTIVITY

| | Leased Square Feet | Annualized Base Rent Per Sq. Ft. | % Change in Cash Rents[3] | Tenant Improvements per Sq. Ft. [4] | Leasing Costs per Sq. Ft. [4] | Average Lease Term (Months) | Trailing Twelve Month Retention Rate |
| --- | --- | --- | --- | --- | --- | --- | --- |
| **Leased Square Feet as of December 31, 2019** | **19,279** | **$ 24.77** | | | | | |
| Developments and Redevelopments | 23 | 21.00 | | | | | |
| Expirations | (664) | 23.95 | | | | | |
| Renewals, amendments and extensions | 467 | 23.62 | 2.6 | $ 1.99 | $ 0.86 | 54 | 79.1% |
| New leases | 110 | 26.32 | | 5.75 | 1.42 | 61 | |
| Terminations | (15) | 27.44 | | | | | |
| **Leased Square Feet as of March 31, 2020** | **19,200** | **$ 24.97** | | | | | |

(1) Ranked by revenue based on the 2018 *Modern Healthcare's Healthcare Systems Financial Database*. Systems denoted as N/A are not reported.
(2) Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 1/3 or more leased to a health system or physician group).
(3) For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.
(4) Average cost per lease year.

# Medical Office

As of and for the quarter ended March 31, 2020, dollars and square feet in thousands

**SELECTED LEASE EXPIRATION DATA (NEXT 5 YEARS)[1]**

| Year | Total | | | | On-Campus | | Off-Campus | |
|---|---|---|---|---|---|---|---|---|
| | Leased Square Feet | % | Annualized Base Rent[2] | % | Square Feet | Annualized Base Rent[2] | Square Feet | Annualized Base Rent[2] |
| 2020[3] | 2,494 | 13 | $ 67,480 | 16 | 2,148 | $ 59,491 | 346 | $ 7,988 |
| 2021 | 2,199 | 12 | 55,358 | 13 | 1,907 | 47,960 | 292 | 7,398 |
| 2022 | 2,213 | 12 | 53,672 | 13 | 1,754 | 42,487 | 459 | 11,185 |
| 2023 | 1,687 | 9 | 42,958 | 10 | 1,410 | 35,883 | 277 | 7,076 |
| 2024 | 1,582 | 8 | 43,304 | 10 | 1,208 | 33,517 | 374 | 9,786 |
| Thereafter | 8,903 | 47 | 164,280 | 38 | 7,723 | 137,138 | 1,180 | 27,142 |
| | **19,077** | **100** | **$ 427,051** | **100** | **16,150** | **$ 356,475** | **2,928** | **$ 70,576** |

**SAME-STORE**

| | 1Q19 | 2Q19 | 3Q19 | 4Q19 | 1Q20 |
|---|---|---|---|---|---|
| Property Count | 252 | 252 | 252 | 252 | 252 |
| Portfolio Investment | $ 4,143,827 | $ 4,157,356 | $ 4,172,395 | $ 4,199,588 | $ 4,220,027 |
| Square Feet | 20,003 | 20,006 | 20,006 | 20,008 | 20,008 |
| Occupancy % | 92.1 | 92.2 | 92.2 | 92.2 | 91.6 |
| | | | | | |
| Portfolio Real Estate Revenues | $ 124,612 | $ 124,588 | $ 126,308 | $ 126,462 | $ 126,421 |
| Portfolio Operating Expenses | (42,311) | (43,125) | (44,388) | (43,883) | (43,108) |
| **Portfolio NOI** | **$ 82,302** | **$ 81,462** | **$ 81,920** | **$ 82,579** | **$ 83,313** |
| | | | | | |
| Portfolio Cash Real Estate Revenues | $ 122,164 | $ 122,708 | $ 124,104 | $ 124,528 | $ 124,566 |
| Portfolio Cash Operating Expenses | (41,657) | (42,473) | (43,734) | (43,235) | (42,467) |
| **Portfolio Cash NOI** | **$ 80,507** | **$ 80,236** | **$ 80,371** | **$ 81,294** | **$ 82,099** |
| | | | | **Year-Over-Year Three-Month SS Growth %** | **2.0%** |

(1) Excludes 123,000 square feet and Annualized Base Rent of $3.2 million related to two assets held for sale at March 31, 2020.
(2) Annualized Base Rent does not include tenant recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes month-to-month and holdover leases.

# Other | Wholly-owned

As of and for the quarter ended March 31, 2020, dollars in thousands

**LEASED PROPERTIES**

| Type/Operator | Property Count | Portfolio Investment | Portfolio Cash NOI | Beds | Occupancy %[1] | Facility EBITDARM CFC[1] | Facility EBITDAR CFC[1] |
|---|---|---|---|---|---|---|---|
| Hospitals | 10 | $ 254,561 | $ 11,949 | 930 | 50.2 | 4.07x | 3.71x |
| Other investments | 1 | 813 | 150 | — | N/A | N/A | N/A |
| **Total** | **11** | **$ 255,374** | **$ 12,099** | | | | |

**DEBT INVESTMENTS**

| | Investment | Interest Income | Yield | Weighted Average Maturity in Years |
|---|---|---|---|---|
| 620 Terry Development Loan[2] | $ 108,485 | $ 1,736 | 6.5% | 2.7 |
| Boynton Beach Mortgage Loan | 42,642 | 709 | 6.3% | 5.8 |
| Remaining | 98,363 | 1,242 | 5.8% | 1.9 |
| **Total Debt Investments** | **$ 249,489** | **$ 3,688** | **6.7%** | **2.9** |

**SAME-STORE**

| | 1Q19 | 2Q19 | 3Q19 | 4Q19 | 1Q20 |
|---|---|---|---|---|---|
| Property count | 11 | 11 | 11 | 11 | 11 |
| Portfolio Investment | $ 254,924 | $ 254,924 | $ 254,924 | $ 255,374 | $ 255,374 |
| Beds | 956 | 956 | 956 | 930 | 930 |
| Occupancy %[1] | 49.8 | 52.6 | 52.1 | 50.5 | 50.2 |
| Facility EBITDARM CFC[1] | 3.56x | 3.92x | 4.02x | 4.07x | 4.07x |
| Facility EBITDAR CFC[1] | 3.21x | 3.57x | 3.66x | 3.71x | 3.71x |
| | | | | | |
| Portfolio Real Estate Revenues | $ 10,245 | $ 10,271 | $ 10,247 | $ 10,307 | $ 10,412 |
| Portfolio Operating Expenses | (5) | (5) | (5) | (75) | (5) |
| **Portfolio NOI** | **$ 10,240** | **$ 10,266** | **$ 10,242** | **$ 10,232** | **$ 10,407** |
| | | | | | |
| Portfolio Cash Real Estate Revenues | $ 10,440 | $ 10,489 | $ 10,716 | $ 10,768 | $ 10,873 |
| Portfolio Cash Operating Expenses | (5) | (5) | (5) | (75) | (5) |
| **Portfolio Cash NOI** | **$ 10,435** | **$ 10,484** | **$ 10,712** | **$ 10,693** | **$ 10,868** [3] |
| | | | Year-Over-Year Three-Month SS Growth | | 4.2% |

(1) Certain operators in our hospital portfolio are not required under their respective leases to provide operational data.

(2) Investment represents fundings under the $115 million participating development loan for the construction of 620 Terry, a $147 million senior housing development located in Seattle. Upon sale or refinancing, we will receive 20% of fair market value in excess of the total development cost.

(3) Includes $0.1 million related to the collection of bad debt.

# 2020 Outlook & Additional Information

Projected full year 2020, dollars in millions, except per share amounts

Please note that the figures provided on these pages do not represent guidance, but an outlook to help quantify the potential outcomes and impacts from COVID-19.

| | Previous Guidance (Withdrawn) | Full Year 2020 Outlook (May 5, 2020) |
|---|---|---|
| **Net income, FFO and FFO as Adjusted per Share** | | |
| Diluted earnings per common share | $0.70 - $0.76 | Withdrawn |
| Diluted NAREIT FFO per common share | $1.64 - $1.70 | Withdrawn |
| Diluted FFO as Adjusted per common share | $1.77 - $1.83 | Withdrawn |
| Annualized dividend per share | $1.48 | $1.48 |
| **Year-Over-Year Same-Store Cash NOI** | | |
| Total Portfolio | 2.00% - 3.00% | Withdrawn |
| **Other Supplemental Information - Cash Addition (Reduction)** | | |
| Amortization of deferred compensation | $16 - $18 | $16 - $18 |
| Amortization of deferred financing costs | $9 - $13 | $9 - $13 |
| Straight-line rents | ($34) - ($39) | Withdrawn |
| Recurring capital expenditures | ($85) - ($105) | ($80) - ($100) |
| Deferred income taxes | ($9) - ($15) | Withdrawn |
| Other AFFO adjustments - primarily JV AFFO Capital | ($3) - ($7) | ($3) - ($7) |
| **Capital Expenditures (excluding AFFO Capital Expenditures)[1]** | | |
| 1st generation tenant improvements / ICE | $75 - $100 | $50 - $75 |
| Revenue enhancing | $75 - $100 | $50 - $75 |
| Development and Redevelopment | $650 - $700 | $450 - $500 |
| Development loan funding | $15 - $25 | $15 - $25 |
| **Other Items** | | |
| Interest income | $12 - $16 | $12 - $16 |
| General and administrative | $87 - $93 | $87 - $93 |
| Interest expense | $235 - $255 | $225 - $245 |
| Share of Unconsolidated JVs Cash NOI | $34 - $42 | Withdrawn |
| Share of Unconsolidated JVs FFO | $31 - $39 | Withdrawn |

(1) Includes our Share of Unconsolidated JVs.

### Same-Store Update

The components to our Total Portfolio year-over-year Same-Store Cash NOI Outlook are provided below:

| | Previous Guidance (Withdrawn) | FY 2020 SS Cash NOI |
|---|---|---|
| Medical office | 1.75 % – 2.75% | 1.00% – 2.00% |
| Life science | 4.00 % – 5.00% | 3.00% – 4.00% |
| Senior housing | (1.00%) – 1.00% | Withdrawn |
| Other | 1.75 % – 2.50% | 1.75% – 2.50% |
| **Total Portfolio** | **2.00 % – 3.00%** | **Withdrawn** |

### Sources & Uses Update

| Transaction | Previous Guidance (Withdrawn) | Outlook |
|---|---|---|
| Equity Forwards[a] | $1,050 | $1,062 |
| Dispositions[b] | 500 | 250 |
| Debt proceeds[c] | 325 | — |
| **Total Sources** | **$1,875** | **$1,312** |
| Capital spend[d] | $850 | $600 |
| Acquisition pipeline[e] | 800 | 350 |
| Brookdale Transaction | 225 | 225 |
| Increase in cash | — | 137 |
| **Total Uses** | **$1,875** | **$1,312** |

### Sources & Uses Commentary

(a) Accelerated the settlement of all remaining equity forwards, totaling $1.062B of proceeds, prior to end of 1Q 2020.

(b) Closed on $130M of dispositions to date, and anticipate completing $120M of additional medical office dispositions in 2020 (includes $106M tenant's purchase option exercise of the Frost Street MOBs). Excludes completed sale of 18 NNN assets as part of the Brookdale Transaction.

(c) Reduced debt proceeds in conjunction with delay in acquisitions to 2021.

(d) Estimated capital spend reduced by $250M ($200M in development and redevelopment and $50M in other non-AFFO capital) in 2020 due to delays in construction activity and project starts.

(e) Closed on The Post acquisition on April 1st for $320M. Approximately $450M reduction in acquisition guidance related to Oakmont ROFOs. Excludes completed purchase of 51% interest in 13 CCRCs related to the Brookdale Transaction.

# 2020 Outlook & Additional Information

Dollars in millions, except per share data

## Known Items

| | Type of Impact | FFO Per Share | Commentary |
|---|---|---|---|
| Acceleration of equity forwards | Timing Only | $(0.035) | Reflects accelerated settlement of $1.06B compared to withdrawn guidance |
| Acceleration of Frost Street PO | Timing Only | $(0.005) | Reflects acceleration of tenant's $106M purchase option exercise from February 2021 to June 2020 (6.0% cash yield) |
| Reduction of acquisition guidance | Timing Only | $(0.015) | Reduced acquisitions from $800M to $350M (5.5% blended cash yield), primarily related to the Oakmont ROFO delay |
| Development earn-in | Timing Only | $(0.005) | Reduced development earn-in as a result of delayed construction |
| Reduction of disposition guidance | Timing Only | $0.015 | Reduced disposition guidance from $500M to $250M (7% blended cash yield) |
| Reduction in LIBOR | -- | $0.005 | Approximately 100 bps decline in LIBOR |

## Medical Office / Life Science (assumes 2 to 6 months COVID-19 disruption)

| | Type of Impact | FFO Per Share Low | FFO Per Share High | Commentary |
|---|---|---|---|---|
| Medical Office performance | GAAP and Cash | $(0.005) | $(0.015) | Short-term delays in new leasing, lower parking revenue due to lower patient volume, and increased bad debt reserve |
| Life Science performance | GAAP and Cash | $(0.01) | $(0.02) | Short-term slow down in leasing impacting occupancy at vacancies through year-end and increased bad debt reserve |
| TI revenue recognition[1] | Timing and GAAP | $(0.015) | $(0.04) | Assumes construction delays across TI projects, impacting near-term revenue recognition |

## SHOP / CCRC Assumptions Outlook[2][3][4]

| | Estimated Monthly COVID-19 Impact SHOP | Estimated Monthly COVID-19 Impact CCRC | Commentary |
|---|---|---|---|
| **Occupancy[5]** | | | |
| Move-ins during COVID-19 disruption | 0 - 2% | 0 - 0.5% | Move-ins decline in response to COVID-19 protocols, sheltering in place and reduced in person tours |
| Move-outs during COVID-19 disruption[6] | 3 - 5% | 0.75 - 1.25% | Assumes involuntary move-outs increase offset by a decrease in voluntary move-outs, net result in line with historical averages |
| Net attrition during COVID-19 disruption | 2 - 4% | 0.5 - 1% | Decline in move-ins, however move-outs unaffected by COVID-19 |
| **Senior Housing expenses[7]** | | | |
| Total expenses during COVID-19 disruption[8] | 5 - 15% | | Primarily driven by 5-15% labor and 30-90% supply expense increases (which represent 60% and 4% of senior housing operating expenses, respectively), partially offset by reduced variable expenses due to lower occupancy |

## Ongoing Rent Collectability Assessment

| | Type of Impact | FFO Per Share | Commentary |
|---|---|---|---|
| Straight-line rent write-off | GAAP Only | Unknown | The extent of COVID-19's impact on our tenant's financial health is unknown |
| Accounts receivable write-off | GAAP and Cash | Unknown | The extent of COVID-19's impact on our tenant's financial health is unknown |
| Senior Housing NNN leases | GAAP and Cash | < ($0.01) | Currently ongoing discussions with two tenants |

(1) Assumptions are in addition to the $10M previously provided in withdrawn guidance.
(2) Represents monthly sequential impact.
(3) Does not include any impact from income taxes.
(4) Skilled nursing units in our CCRC portfolio received $10M of CARES Act funding in April. This represents pro rata funding provided to all Medicare providers, not a program applied for.
(5) SHOP Occupancy as of 1Q, total SHOP units of 16,609, REVPOR of $5,810 and occupancy of 85.7%. CCRC as of 1Q, total CCRC units of 8,321, REVPOR of $6,507 and occupancy 86.2%. Move-in and Move-out data does not include SNF.
(6) Average length of stay from SHOP is approximately 24 months, with 3 to 5% monthly attrition. For CCRCs the average length of stay is 8-10 years, with 0.75 to 1.5% monthly attrition.
(7) COVID-19 related expenses are not added back to Cash NOI, FFO as Adjusted or AFFO.
(8) Excludes management fees.

# Glossary

## Adjusted Fixed Charge Coverage*

Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

## Adjusted Funds From Operations ("AFFO")*

See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

## Annualized Base Rent

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs, and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our SHOP and CCRC segments, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include tenant recoveries, additional rents in excess of floors, and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

## Cash Flow Coverage ("CFC")*

Facility EBITDAR or Facility EBITDARM divided by the aggregate of base rent and any additional rent due to us for the trailing 12-month period one quarter in arrears from the period presented. CFC is a supplemental measure of a property's ability to generate cash flows for the operator/tenant (not the Company) to meet the operator's/tenant's related rent and other obligations to us. However, CFC is subject to the same limitations and qualifications as Facility EBITDAR or Facility EBITDARM. CFC is not presented for: (i) properties operated under a RIDEA structure or (ii) newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant trailing 12-month period, vacant facilities, facilities that are held for sale, facilities for which an agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful.

## Completion Date - Development/Redevelopment

For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

## Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

## Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

## Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

## Continuing Care Retirement Community ("CCRC")

A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

## Debt Investments

Loans secured by a direct interest in real estate and mezzanine loans.

## Development

Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

## Direct Financing Lease ("DFL")

Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

## EBITDAre and Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding impairments (recoveries) related to non-depreciable assets, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains). EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

## Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

## Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

# Glossary

## Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

## Entrance Fees

Certain of our communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, NAREIT FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

## Facility EBITDAR and Facility EBITDARM*

Earnings before interest, taxes, depreciation, amortization and rent (and management fees), as applicable, for a particular facility accruing to the operator/tenant of the property (the Company as lessor), for the trailing 12 months and one quarter in arrears from the date reported. We use Facility EBITDAR or Facility EBITDARM in determining CFC and as a supplemental measure of the ability of the property to generate sufficient liquidity to meet related obligations to us. Facility EBITDAR includes: (i) contractual management fees; (ii) an imputed management fee of 5% of revenues for senior housing facilities and post-acute/skilled facilities, or (iii) an imputed management fee of 2% of revenues for hospitals. All facility financial performance data was derived solely from information provided by operators/tenants without independent verification by us. Facility EBITDAR and Facility EBITDARM are subject to the same limitations and qualifications as EBITDA. In addition, Facility EBITDAR and Facility EBITDARM do not represent a borrower's net income or cash flow from operations and should not be considered alternatives to those indicators. Facility EBITDAR and Facility EBITDARM are not presented for: (i) properties operated under a RIDEA structure; or (ii) newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant trailing 12-month period, vacant facilities, facilities that are held for sale, facilities for which an agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful.

## Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

## Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

## Funds From Operations ("NAREIT FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding NAREIT FFO and FFO as Adjusted.

## Healthcare Affiliated

Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 1/3 or more to a health system or physician group.

## Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

## Investment and Portfolio Investment*

Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

## Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

## Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

# Glossary

## Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

## Net Operating Income from Continuing Operations ("NOI") and Cash (Adjusted) NOI*

NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, and income from direct financing leases and exclusive of interest income), less property level operating expenses (which exclude transition costs); NOI excludes all other financial statement amounts included in net income (loss). Cash NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Cash NOI include the Company's pro rata share of NOI and Cash NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash NOI from consolidated joint ventures.

## Occupancy

For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where rental payments have commenced, including month-to-month leases, as of the end of the period reported. For senior housing triple-net facilities, post-acute/skilled facilities and hospitals, Occupancy represents the facilities' average operating Occupancy for the trailing three-month period ended one quarter in arrears from the date reported. For SHOP properties, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available. The percentages are calculated based on units for senior housing facilities and available beds for post-acute/skilled facilities and hospitals. The percentages shown are weighted to reflect our share and exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities, facilities held for sale, facilities for which agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants and borrowers without independent verification by us.

## Penetration Rate

Reflects the number of available senior housing units as a percentage of total population age 80 and older. This measurement is an indicator of market demand for new development and expansion projects.

## Portfolio Cash Operating Expenses*

Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of cash operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

## Portfolio Cash Real Estate Revenues*

Consolidated cash rental and operating revenue plus the Company's pro rata share of cash rental and operating revenue from its unconsolidated joint ventures less noncontrolling interests' pro rata share of cash rental and operating revenue from consolidated JVs. Portfolio Cash Real Estate Revenues represent rental and related revenues, resident fees and services, and income from DFLs after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

## Portfolio Income*

Cash NOI plus interest income plus our pro rata share of Cash NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash NOI from consolidated JVs.

## Portfolio Real Estate Revenues*

Portfolio Real Estate Revenues include rental related revenues, resident fees and services and income from DFLs. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis.

## Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

## Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease.

## REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or transitioned to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

## REVPOR SHOP*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR SHOP excludes newly completed assets under lease-up, assets sold, acquired or transitioned to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the SHOP portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

## REVPOR Triple-net

The 3-month average facility revenue per occupied unit, one quarter in arrears from the period presented. Facility revenue consists primarily of resident rents generated at triple-net communities, which are not included in our financial results. Facility revenues are derived solely from information provided by operators/tenants without independent verification by us. REVPOR Triple-net excludes vacant facilities, newly completed assets under lease-up, assets sold, acquired or transitioned to a new operating structure (such as triple-net to SHOP) during the relevant period, assets that are held for sale, and assets for which agreement has been reached to change reporting structure.

# Glossary

## RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

## Same-Store ("SS")*

Same-Store NOI and Adjusted (Cash) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a transition from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure (such as triple-net to SHOP) or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue.

## Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

## Share of Consolidated Joint Ventures

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

## Share of Unconsolidated Joint Ventures ("JVs")

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

## Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a transition from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure.

## Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

## Units/Square Feet/Beds

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet, excluding square footage for development or redevelopment properties prior to completion. Post-acute/skilled facilities and hospitals are measured in available beds. Capacities are presented at 100%.

---

*      Non-GAAP Supplemental Measures
       Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at
       http://ir.healthpeak.com/quarterly-results.

# Adjusted EBITDAre and Adjusted Fixed Charge Coverage

Dollars in thousands

## NET INCOME TO ADJUSTED EBITDAre

| | | Three Months Ended March 31, 2020 |
|---|---|---|
| **Net income (loss)** | **$** | **282,540** |
| Interest expense | | 58,376 |
| Income tax expense (benefit) | | (33,044) |
| Depreciation and amortization | | 189,276 |
| Other depreciation and amortization | | 2,083 |
| Loss (gain) on sales of real estate | | (164,869) |
| Loss (gain) upon change of control | | (167,434) |
| Impairments (recoveries) of depreciable real estate | | 30,722 |
| Share of unconsolidated JV: | | |
| Interest expense | | 2,067 |
| Income tax expense (benefit) | | (148) |
| Depreciation and amortization | | 29,610 |
| Gain on sale of real estate from unconsolidated JVs | | (7,729) |
| Other JV adjustments | | (472) |
| **EBITDAre** | **$** | **220,978** |
| Transaction-related items | | 107,310 |
| Other impairments (recoveries) and losses (gains) | | (33,306) |
| Loss on debt extinguishments | | (833) |
| Litigation costs (recoveries) | | 106 |
| Amortization of deferred compensation | | 3,987 |
| Foreign currency remeasurement losses (gains) | | 10 |
| **Adjusted EBITDAre** | **$** | **298,252** |
| **ADJUSTED FIXED CHARGE COVERAGE** | | |
| Interest expense | | 58,376 |
| Share of unconsolidated JV interest expense | | 2,067 |
| Capitalized interest | | 6,984 |
| **Fixed Charges** | **$** | **67,427** |
| **Adjusted Fixed Charge Coverage** | | **4.4x** |

# Debt Ratios

As of and for the quarter ended March 31, 2020, dollars in thousands

## ENTERPRISE DEBT AND NET DEBT

| | March 31, 2020 |
|---|---:|
| Bank line of credit and commercial paper | $ — |
| Term loan | 249,002 |
| Senior unsecured notes | 5,650,053 |
| Mortgage debt[1] | 517,886 |
| **Consolidated Debt** | **$ 6,416,941** |
| Share of unconsolidated JV mortgage debt | 95,389 |
| **Enterprise Debt** | **$ 6,512,330** |
| Cash and cash equivalents | (783,542) |
| Share of unconsolidated JV cash and cash equivalents | (15,392) |
| **Net Debt** | **$ 5,713,396** |

(1) Includes mortgage debt of $27.8 million on assets held for sale that matures in 2044.
(2) Represents the current quarter Adjusted EBIDTAre multiplied by a factor of four.

## FINANCIAL LEVERAGE

| | March 31, 2020 |
|---|---:|
| Enterprise Debt | $ 6,512,330 |
| Enterprise Gross Assets | 19,644,760 |
| Financial Leverage | 33.2% |

## SECURED DEBT RATIO

| | March 31, 2020 |
|---|---:|
| Mortgage debt | $ 517,886 |
| Share of unconsolidated JV mortgage debt | 95,389 |
| **Enterprise Secured Debt** | **$ 613,275** |
| Enterprise Gross Assets | 19,644,760 |
| Secured Debt Ratio | 3.1% |

## NET DEBT TO ADJUSTED EBITDAre

| | Three Months Ended March 31, 2020 |
|---|---:|
| Net Debt | $ 5,713,396 |
| Annualized Adjusted EBITDAre | 1,193,008 [2] |
| Net Debt to Adjusted EBITDAre | 4.8x |

# COMPANY
# Information

## BOARD OF DIRECTORS

**BRIAN G. CARTWRIGHT**
Chairman of the Board, Healthpeak Properties, Inc.
Former General Counsel,
U.S. Securities and Exchange Commission

**THOMAS M. HERZOG**
Chief Executive Officer, Healthpeak Properties, Inc.

**CHRISTINE N. GARVEY**
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

**R. KENT GRIFFIN, JR.**
Managing Director, PHICAS Investors
Former President, BioMed Realty Trust, Inc.

**DAVID B. HENRY**
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

**LYDIA H. KENNARD**
President and Chief Executive Officer,
KDG Construction Consulting

**SARA GROOTWASSINK LEWIS**
Founder and Chief Executive Officer,
Lewis Corporate Advisors, LLC

**KATHERINE M. SANDSTROM**
Former Senior Managing Director,
Heitman, LLC

## EXECUTIVE MANAGEMENT

**THOMAS M. HERZOG**
Chief Executive Officer

**SCOTT M. BRINKER**
President
Chief Investment Officer

**THOMAS M. KLARITCH**
Executive Vice President
Chief Development Officer
Chief Operating Officer

**TROY E. MCHENRY**
Executive Vice President
Chief Legal Officer
General Counsel
Corporate Secretary

**PETER A. SCOTT**
Executive Vice President
Chief Financial Officer

**SHAWN G. JOHNSTON**
Executive Vice President
Chief Accounting Officer

**JEFFREY H. MILLER**
Executive Vice President
Senior Housing

**LISA A. ALONSO**
Executive Vice President
Chief Human Resources Officer



Patewood Hospital
**Greenville, SC**

# Forward-Looking Statements & Risk Factors

Statements contained in this supplemental report which are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward- looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, capital recycling plans, financing activities, or other transactions; (ii) future new supply and demographics; (iii) the Company's 2020 guidance, outlook, framework, assumptions and additional information with respect thereto, including potential outcomes and impacts from COVID-19; and (iv) statements regarding the impact of the COVID-19 pandemic on our business, financial condition and results of operations. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the severity and duration of the COVID-19 pandemic; actions that may be taken by governmental authorities to contain the COVID-19 outbreak or to treats its impact; the impact of the COVID-19 pandemic and health and safety measures intended to reduce its spread; operational risks associated with third party management contracts, including the additional regulation and liabilities of RIDEA lease structures; the ability of the Company's existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to the Company and the Company's ability to recover investments made, if applicable, in their operations; the imposition of laws or regulations prohibiting eviction of our tenants or operators, including new governmental efforts in response to COVID-19; the financial condition of the Company's existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding the Company's ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; the Company's concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes its profitability more vulnerable to a downturn in a specific sector than if the Company were investing in multiple industries; the effect on the Company and its tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; the Company's ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses, including as a result of hurricanes, earthquakes and other natural disasters, pandemics such as COVID-19, acts of war and/or terrorism and other events that may cause such losses and/or performance declines by us or our tenants and operators; the risks associated with the Company's investments in joint ventures and unconsolidated entities, including its lack of sole decision

Continued


Medical City Dallas
Medical City
Dallas

Medical City Hospital
**Dallas, TX**

# Forward-Looking Statements & Risk Factors (concluded)

making authority and its reliance on its partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; the Company's or its counterparties' ability to fulfill obligations, such as financing conditions and/or regulatory approval requirements, required to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; the Company's ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on the Company and its tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect the Company's costs of compliance or increase the costs, or otherwise affect the operations, of its tenants and operators; the Company's ability to foreclose on collateral securing its real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in the Company's credit ratings, and the value of its common stock, and other conditions that may adversely impact the Company's ability to fund its obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including the ongoing economic downturn, volatility in the financial markets and high unemployment rates; the Company's ability to manage its indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; the Company's reliance on information technology systems and the potential impact of system failures, disruptions or breaches; the Company's ability to maintain its qualification as a real estate investment trust; and other risks and uncertainties described from time to time in the Company's Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on the Company's website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on the Company's website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, it has not independently verified this information.

For more information, contact Barbat Rodgers, Senior Director - Investor Relations, at (949) 407-0400.


2201 MEDICAL PLAZA
2201 Medical Plaza
**Nashville, TN**

**Corporate HQ, Irvine, CA**

1920 Main Street, Suite 1200
Irvine, CA 92614
(949) 407 - 0700

**San Francisco, CA**

950 Tower Lane, Suite 1650
Foster City, CA 94404

**Nashville, TN**

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

Healthpeak™
PROPERTIES

healthpeak.com